Submitted on a confidential basis on August 12, 2022
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the U.S. Securities and Exchange
Commission and all information contained herein remains confidential.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from              to
Commission file number
Tankco Shipping Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive offices)

Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus Phone number: +357 25 357 767
Fax Number: +357 25 357 796
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copies to:
Nikolaos G. Andronikos
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN, England
Tel. No.: +44 20 7959 8900
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value, including associated Preferred Share Purchase Rights under Stockholder Protection Rights Agreement	[•]	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of share capital as of the close of the period covered by the annual report:
Not applicable.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No
If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☐ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes	☐ No
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes	☐ No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP
 ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
 ☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
 ☐ Item 17
 ☐ Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☐ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☐ No

i

CERTAIN DEFINED TERMS
Unless the context otherwise requires, as used in this registration statement: (i) the terms “we”, “us”, “our” or the “Company” include the tanker-owning subsidiaries that will be subsidiaries of Tankco after the Distribution (as defined below); (ii) “Tankco” refers only to Tankco Shipping Inc. and not to its subsidiaries; (iii) “RemainCo” refers to Castor Maritime Inc., its dry bulk and other subsidiaries, after the Distribution; and (iv) “Castor” refers to Castor Maritime Inc., including both the dry bulk and tanker businesses, prior to the Distribution.
As further described under “Explanatory Note” below, (i) “Tankco Subsidiaries” refers to Castor’s eight tanker-owning subsidiaries and an additional subsidiary formerly owning the Wonder Arcturus to be contributed to Tankco prior to the Distribution; (ii) the term “Distribution” refers to the distribution of the common shares of Tankco on a pro rata basis to the holders of common stock of Castor and (iii) the term “Spin Off” refers to the separation of the assets, liabilities and obligations of RemainCo and the Tankco Subsidiaries and the contribution of the Tankco Subsidiaries to Tankco, the issuance of the Series A Preferred Shares to RemainCo, the issuance of Series B Preferred Shares of Tankco to Pelagos Holdings Corp (“Pelagos”) and the Distribution, collectively.
We use the term “deadweight ton”, or “dwt”, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. A “ton mile” is a standardized shipping metric and refers to the volume of cargo being carried (a “ton”) and the distance sailed for the shipment in nautical miles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this registration statement may constitute forward-looking statements. Forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document and reflect our current views with respect to future events and financial performance. These forward-looking statements may generally, but not always, be identified by the use of works such as “anticipate”, “believe”, “targets”, “likely”, “will”, “would”, “could”, “should”, “seeks”, “continue”, “contemplate”, “possible”, “might”, “expect”, “intend”, “estimate”, “forecast”, “project”, “plan”, “objective”, “potential”, “may”, “anticipates” or similar expressions or phrases.
The forward-looking statements in this registration statement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections.
In addition to these assumptions, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include generally:
•	our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker shipping industry;
•
tanker market conditions and trends, including volatility in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels such as fluctuations in demand for and the price of crude oil and/or refined petroleum products, fluctuating vessel values, opportunities for the profitable operations of tanker carriers and the strength of world economies;

•
our ability to realize the expected benefits from our vessel acquisitions, and the effects of our fleet’s size on our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations;

•
our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them;

•
our ability to borrow under debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons;

•
our continued ability to enter into time charters, voyage charters and pool arrangements with existing and new customers and pool operators, and to re-charter our vessels upon the expiry of the existing charters;

•	changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change;
•
our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	instances of off-hire, including due to limitations imposed by COVID-19 and/or due to vessel upgrades and repairs;
•	future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards;
•	volatility in our share price, including due to high-volume transactions in our shares by retail investors;
•	potential conflicts of interest involving members of our Board, senior management and certain of our service providers that are related parties;
•	general domestic and international political conditions or events, including international sanctions, “trade wars”, global public health threats and major outbreaks of disease;

•
changes in seaborne and other transportation, including due to fluctuating demand for tanker carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry;
•	the impact of adverse weather and natural disasters;
•	accidents or the occurrence of other events related to the operational risks associated with transporting crude oil and/or refined petroleum products; and
•	any other factor described in this registration statement.
Any forward-looking statements contained herein are made only as of the date of this registration statement, and except to the extent required by applicable law, we undertake no obligation to update any forward-looking statement or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. See “Item 3. Key Information—D. Risk Factors” for a more detailed discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this registration statement are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

EXPLANATORY NOTE
We were incorporated by Castor under the laws of the Republic of the Marshall Islands on July 29, 2022 to serve as the holding company of the Tankco Subsidiaries in connection with the Spin Off. On [•], 2022, the independent disinterested members of the board of directors of Castor, based on the recommendation of a special committee of independent disinterested directors (the “Special Committee”), approved the Spin Off in the “RemainCo Spin Off Resolutions” in order for each of us, holding Castor’s tanker segments, and RemainCo, holding its dry bulk segment, to operate and pursue opportunities as a separate “pure play” company in the relevant shipping sector, to be evaluated as such by the market and to enhance our and RemainCo’s financing and growth opportunities. Separating the dry bulk and tanker businesses will enable each of us and RemainCo to increase its focus on its distinct line of business, which is expected to enhance operational efficiencies, attract new investors and facilitate efficient strategic expansion. The Series A Preferred Shares retained by RemainCo were issued as part of the consideration for the contribution of the Tankco Subsidiaries to Tankco and cash, and rebalance our balance sheet as between debt and fixed income preferred instruments, taking into account our current repayment obligations, and common shares. The terms of the Spin Off were negotiated and approved by the Special Committee.
In connection with and as part of the Spin Off, the independent disinterested directors of Castor approved, based on the recommendation of the Special Committee, in the RemainCo Spin Off Resolutions, among other things:
•
the contribution to us of the Tankco Subsidiaries, being Castor’s eight tanker-owning subsidiaries (each owning one tanker vessel) and an additional subsidiary formerly owning the Wonder Arcturus (which was sold pursuant to a memorandum of agreement entered into on May 9, 2022 and delivered to its new owner on July 15, 2022) and of $20.0 million in cash;

•	in exchange for:
○	all of our issued and outstanding shares of common stock, par value $0.001 per share (the “common shares”);
○
40,000 shares of our 1.00% Series A Fixed Rate Reset Cumulative Redeemable Perpetual Preferred Stock (the “Series A Preferred Shares”), each with a cumulative preferred distribution accruing initially at a rate of 1% per annum on its liquidation preference of $1,000 per share, all of which would be retained by RemainCo after the Spin Off; and

○
the issuance of [•] Series B Preferred Shares (the “Series B Preferred Shares”), each carrying 100,000 votes on all matters on which our shareholders are entitled to vote but carrying no economic rights, to Pelagos, against payment of their nominal value of $0.001 per Series B Preferred Share.

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for additional information on our common and preferred stock.
In connection with the contribution of the Tankco Subsidiaries to it, Tankco will replace Castor as Guarantor under the $18.0 million senior secured credit facility described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”
Castor will distribute all of our common shares outstanding to its holders of common stock of record at the close of business on [•], 2022 (the “Record Date”). Shareholders of Castor will receive one of our common shares for every [one] share[s] of Castor’s common stock owned at the Record Date. [Fractional common shares will not be distributed to such shareholders. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the Distribution.] The Distribution will occur on or about [•], 2022 (the “Distribution Date”).
We are registering our common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under this registration statement on Form 20-F. We have applied to have our common shares and associated Preferred Stock Purchase Rights under our Stockholder Protection Rights Agreement listed on the Nasdaq Capital Market under the ticker symbol “[•]”. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for additional details on our Stockholder Protection Rights Agreement.
As a part of the Spin Off, we will enter into a master management agreement with Castor Ships S.A. (“Castor Ships”) with respect to our vessels in substantially the same form as Castor’s master management agreement for its
v

vessels. The vessel management agreements with Castor Ships previously entered into for each of our vessels by the applicable vessel-owning Tankco Subsidiary will remain in effect for each such vessel.
In addition, as part of the Spin Off, we will enter into various other agreements effecting the separation of our business from Castor. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for additional details.
Upon consummation of the Spin Off and the listing of our common shares on the Nasdaq Capital Market, we and RemainCo will be separate publicly traded companies. We will provide tanker shipping services and RemainCo will provide dry bulk shipping services. We and Remainco will have separate boards of directors, except that RemainCo’s current director, Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, will also serve as our director, Chairman, Chief Executive Officer and Chief Financial Officer.
In connection with the Spin Off, on [•], 2022, our board of directors (the “Board”) resolved (in the “Tankco Spin Off Resolutions” and, together with the RemainCo Spin Off Resolutions, the “Spin Off Resolutions”), among other things (i) to focus our efforts on our current business of tanker shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. This does not preclude us, however, from pursuing opportunities outside of the tanker shipping business if in the future our Board determines to do so. In the RemainCo Spin Off Resolutions, RemainCo’s board similarly resolved, among other things (i) to focus RemainCo’s efforts on its current business of dry bulk shipping services, (ii) that RemainCo has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, RemainCo’s director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates are not required offer or inform it of any such opportunity. This does not preclude RemainCo, however, from pursuing opportunities outside of the dry bulk shipping business if in the future RemainCo’s board determines to do so. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Spin Off Resolutions” for additional details.
The combined carve-out financial statements of the Company (the “Combined Carve-Out Financial Statements”) as of and for the fiscal period ended December 31, 2021, and as of [•], 2022 and for the [•] months ended [•], 2022 and 2021, included elsewhere in this registration statement were derived from the historical consolidated financial statements and accounting records of Castor. These financial statements reflect the combined carve-out historical results of operations, financial position and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Historically, separate financial statements have not been prepared for the Company, and Castor’s tanker shipping business, which commenced late in the first quarter of 2021, has not operated as a standalone business of Castor. Accordingly, no comparative financial information exists for periods ended prior to the fiscal year ended December 31, 2021. The Combined Carve-Out Financial Statements are presented using the historical carrying costs of the assets and liabilities of the Tankco Subsidiaries from the dates of their incorporation. The Combined Carve-Out Financial Statements are presented as if such businesses had been combined throughout the period presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying the Combined Carve-Out Financial Statements.
The combined carve-out statements of comprehensive loss in the Combined Carve-Out Financial Statements reflect expense allocations made to the Company by Castor of its general and administrative expenses for items such as audit, legal and consultancy services, and other corporate expenses. The general and administrative expenses incurred by Castor have been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Tankco Subsidiaries’ vessels to the total ownership days of Castor’s fleet.
Management believes the assumptions underlying the Combined Carve-Out Financial Statements, including the assumptions regarding allocating general and administrative expenses, to be reasonable reflections of the utilization of services provided to, or the benefit received by, the Company during the periods presented. Nevertheless, the Combined Carve-Out Financial Statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a standalone entity during the periods presented. The Company is unable to quantify the amounts that it would have recorded during the historical periods on a standalone basis as it is not practicable to do so.
Unless otherwise indicated or required by the context in this registration statement, our disclosure assumes that the Spin Off has occurred. Although we may not acquire the Tankco Subsidiaries until shortly before the Spin Off, unless otherwise indicated, the operating and other information with respect to our business is presented as of and for the fiscal period ended December 31, 2021 and as of [•], 2022 and for the [•] months ended [•], 2022 and 2021, as if we owned such businesses as of such dates.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management
The following table lists the names of our directors and executive officers. The business address for each of our executive officers and directors is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. For additional information, see “Item 6. Directors, Senior Management and Advisers —A. Directors and Senior Management”.
Name	Age	Position
Petros Panagiotidis	32	Chairman, Chief Executive Officer, Chief Financial Officer and Class C Director
[•]	[•]	Secretary and Class B Director
[•]	[•]	Class A Director
B.	Advisers
Our U.S. legal counsel is Sullivan & Cromwell LLP, 1 New Fetter Lane, London, United Kingdom EC4A 1AN. Our Marshall Islands legal counsel is Seward & Kissel LLP, One Battery Park Plaza, New York City, United States, 10004.
C.	Auditors
Our auditors are Deloitte Certified Public Accountants S.A., an independent registered public accounting firm located at Fragoklissias 3a & Granikou Str., 15125 Maroussi, Athens, Greece. Deloitte Certified Public Accountants S.A. is registered with the Public Company Accounting Oversight Board.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
The descriptions of agreements contained herein are summaries that set forth certain material provisions of those agreements. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable agreement, each of which is an exhibit to this registration statement on Form 20-F. We encourage you to refer to each such agreement for additional information.
A.	[Reserved]
Not applicable.
B.	Capitalization and Indebtedness
The following table sets forth our capitalization and indebtedness as of June 30, 2022. The table presents information:
•	on an actual basis;
•
on an as adjusted basis, to give effect to (i) the sale of the Wonder Arcturus and its delivery to its new owners on July 15, 2022 and (ii) scheduled principal repayments under our secured credit facility of approximately $[•] million that have occurred between July 1, 2022 and [•], 2022; and

•
on an as further adjusted basis to give effect to the issuance of [•] common shares, par value $0.001 per share, 40,000 Series A Preferred Shares, par value $0.001 per share and [•] Series B Preferred Shares, par value $0.001 per share, in connection with the Spin Off.

(All figures in U.S. dollars)	Actual	As Adjusted	As Further Adjusted
Debt:
Long-term debt (including current portion) — Secured(1)(2)
Total debt	$	$	$

Parent company equity:
Net parent investment	$	$	$
Common shares
Series A Preferred Shares
Series B Preferred Shares
Additional paid-in capital
Retained earnings
Total parent company equity	$	$	$

Total Capitalization	$	$	$
(1)	The capitalization table does not take into account any amortization of deferred finance fees incurred after June 30, 2022.
(2)
All indebtedness of the Tankco Subsidiaries as of the date of this registration statement is guaranteed by Tankco and secured by certain of its vessels. For additional details, please refer to “Item 5. Operating and Financial Results Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities”.

The financial data included herein has been prepared in accordance with U.S. GAAP. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited Combined Carve-Out Financial Statements and other information provided in this registration statement.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to the ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for dividends, as and if declared, or the trading price of our common shares.
Summary of Risk Factors
•	There has not been any public market for our common shares. Accordingly, the market price and trading volume of our common shares may be volatile.
•	Our share price may be highly volatile, and as a result, investors in our common shares could incur substantial losses.
•	Charter hire rates for tanker vessels are volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.
•	An oversupply of tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.
•	Global economic and financial conditions may negatively impact the tanker sector of the shipping industry, including the extension of credit.
•	Risks involved in operating ocean-going vessels could affect our business and reputation.
•	The operation of tankers has unique operational risks associated with the transportation of oil.

•
The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.

•	Political instability, terrorist attacks, international hostilities and global public health threats, including major outbreaks of diseases, could adversely affect our business.
•	Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.
•
We are subject to laws, regulations and standards (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), which could adversely affect our business, results of operations, cash flows and financial condition. In particular, climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	We may not be able to execute our growth strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.
•
We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter our vessels and to comply with environmental standards and future maritime regulations and result in a more rapid depreciation in our vessels’ market and book values.

•
We are dependent upon Castor Ships, a related party, and other third-party sub-managers for the management of our fleet and business, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•	Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.
•
Our senior secured credit facility contains, and we expect that any new or amended credit facility we enter into will contain, restrictive financial covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.

•	Our Board may never declare dividends.
•
Future issuances, or the potential of such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
•	We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.
Risks Related to Our Industry
Charter hire rates for tanker vessels are volatile. A decrease in charter rates may adversely affect our business, financial condition and operating results.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Fluctuations in charter rates result from changes in the supply and demand for tanker capacity and changes in the supply and demand for crude oil and refined petroleum products. Deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business may adversely affect our ability to profitably charter or re-charter our vessels or to sell our vessels on a profitable basis. This could negatively impact our operating results, liquidity and financial condition.
As a result of the COVID-19 pandemic, it is likely that our tanker charter rates will continue to be exposed to volatility in the near to medium term. Such exposure could have a material adverse effect on our business, financial condition and operating results.

Furthermore, Russian’s invasion of Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted energy prices and tanker rates. Subsequent to the Russian invasion of Ukraine, the market developed into two tiers, with operators willing to call Russian ports receiving a premium in rates. However, as the number of jurisdictions prohibiting the import of Russian oil grows, tanker rates could begin to weaken. For example, if Russian crude oil is not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and could negatively impact tanker charter rates over the longer term, despite these initial increases. For further details, see “The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of crude oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices.” and “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”.
Demand for tanker capacity is affected by supply of and demand for crude oil (for our Aframax/LR2 tanker segment) and supply and demand for refined petroleum products (for our Handysize tanker segment). A variety of factors may impact supply of and demand for crude oil and/or refined petroleum products, including regional availability of refining capacity and inventories and competition from alternative sources of energy. Factors that influence demand for tanker vessel capacity include, but are not limited to:
•	global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, international trade sanctions, embargoes and strikes;
•	regional availability of refining capacity and inventories compared to geographies of oil production regions;
•
developments in international trade, including national policies regarding strategic oil inventories (including reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil producers and refiners and fluctuations in the profit margins of crude oil and refined petroleum products;

•	the distance over which crude oil and/or refined petroleum products are to be moved by sea;
•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality;

•	epidemics and pandemics, such as the COVID-19 pandemic;
•	environmental and other regulatory developments;
•	alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy;
•	natural catastrophes;
•	currency exchange and interest rates; and
•	the weather.
For a discussion of factors affecting the supply of tanker vessel capacity, see “—An oversupply of tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.” These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results. In particular, a significant decrease in charter rates would cause asset values to decline. See “—The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.”

The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of crude oil and/or refined petroleum products and may be affected by a decrease in the demand for such products and the volatility in their prices.
Our growth significantly depends on continued growth in worldwide and regional demand for crude oil and/or refined petroleum products and the shipping of those cargoes, which could be negatively affected by several factors, including declines in prices for such products or general political, regulatory and economic conditions.
In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for tanker vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.
The price of oil has been highly volatile over the first half of 2022. Supply of oil has periodically tightened due to the imposition of sanctions against Russia, which is estimated to have accounted for approximately 9% of seaborne crude oil exports and 11% of refined in petroleum exports in 2021. Escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil in light of boycotts and sanctions targeting Russian oil and refined petroleum products imposed by various jurisdictions have caused the price of crude oil to recently trade above $100 per barrel. For further details on these sanctions, see “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”. However, demand for crude oil may be softening due to inflationary pressures and rising interest rates in various economies, as well as due to the lingering impacts of COVID-19 on certain economies, such as China. Reports of a potential cap proposed by the Biden administration on the price of Russian oil have further undermined the upward trajectory of the price of oil. In light of these mixed economic pressures and growing fears of a global recession, the price of oil is generally expected to remain volatile.
Certain additional factors may influence the price of oil. For example, sustained periods of low oil prices typically result in reduced exploration and extraction because oil companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices, a fact which could limit oil supply and lead to increases in crude oil and refined petroleum product prices. Consumer demand for crude oil and refined petroleum products, and as a result crude oil and refined petroleum product prices, could also be affected by a shift towards other (renewable) energy resources such as wind energy, solar energy, nuclear energy, electricity or water energy. Changes in oil supply balance and oil prices can have a material effect on demand for crude oil and refined petroleum product shipping services. In particular, changes to the trade patterns of crude oil and refined petroleum products may have a significant negative or positive impact on the ton mile, and therefore the demand for our tankers. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our business and/or segments, operating results and/or available cash. Further, the COVID-19 pandemic has continued to temper demand for fuel crude oil and refined petroleum products during the first half of 2022. The global economy and demand for crude oil and refined petroleum products currently remains and is expected to continue to remain subject to substantial uncertainty due to the COVID-19 pandemic and related containment efforts throughout the world and disruptions in oil supply due to the Russia’s invasion of Ukraine and related sanctions against Russia and Belarus, which may have a material effect on demand for tanker shipping services, and, consequently, on our business, financial condition, cash flows and operating results. See also “—Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.”

An oversupply of tanker vessel capacity may prolong or further depress low charter rates when they occur, which may limit our ability to operate our vessels profitably.
Factors that influence the supply of tanker vessel capacity include:
•	supply and demand for energy resources and crude oil and/or refined petroleum products
•	the number of newbuilding orders and deliveries;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•	scrapping of older vessels;
•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying-up vessels (as set out below);
•	the availability of modern tanker capacity;
•	the speed of vessels being operated;
•	vessel casualties; and
•	the number of vessels that are out of service or laid up.
In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, the availability of financing for new vessels and shipping activity, drydock and special survey expenditures, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulations of maritime transportation practices, in particular environmental protection laws and regulations and laws and regulations regarding safety which impact our industry.
The limited activity in the tanker newbuilding market during 2021 has continued during 2022, and, as result, the new contracting to active fleet ratio continues to remain at relatively low levels. The worldwide oil product tanker fleet grew by 1.7% during 2021 and growth until July 15, 2022 was also 1.7%. The total orderbook of tanker vessels as of the same date stood at 5.2% of the current fleet, with deliveries expected mainly during the next two years.
Vessel supply will continue to be affected by the delivery of new vessels and potential orders of more vessels than vessels removed from the global fleet, either through scrapping or accidental losses. An oversupply of vessel capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on the profitability of our business and/or segments, cash flows, financial condition and operating results.
Global economic and financial conditions may negatively impact the tanker sector of the shipping industry, including the extension of credit.
As the shipping industry is highly dependent on economic growth and the availability of credit to finance and expand operations, it may be negatively affected by a decline in economic activity or a deterioration of economic growth and financial conditions. This may have a number of adverse consequences for the tanker sector of the shipping industry in which we operate, including, among other things:
•	low charter rates, particularly for vessels employed on short-term time charters and in the spot voyage market or pools;
•	decreases in the market value of vessels and limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	widespread loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel managers, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, cash flows, compliance with debt covenants, financial condition and operating results.
Increases in bunker prices could affect our operating results and cash flows.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charters and is an important factor in negotiating charter rates. Bunker prices have increased significantly during 2021 and have continued rising during 2022. Prices for Very Low Sulphur Fuel Oil (VLSFO) in Singapore started at around $415 per metric ton in January 2021 and reached $620 per metric ton by the end of December 2021, an increase of about 50%. During the first half of 2022, our bunker costs have further risen as a result of the eruption of the armed conflict in Ukraine. The price of VLSFO has increased significantly as a result of the ongoing conflict between Russia and the Ukraine and, indicatively, the price for VLSFO in Singapore reached $1,145 per metric ton on July 6, 2022. As a result, our bunker costs for our vessels when off-hire, idling, or operating in the spot voyage charter market have increased substantially since 2021 and may continue to increase, which could have an adverse impact on our operating results and cash flows.
Risks involved in operating ocean-going vessels could affect our business and reputation.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	a marine disaster;
•	terrorism;
•	environmental and other accidents;
•	cargo and property losses and damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes or adverse weather conditions.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. A spill, either of bunker oil on our vessels or oil products cargo carried by our tankers, or an accidental release of other hazardous substances from our vessels, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental incident may harm our reputation as a safe and reliable operator, which could have a material adverse effect on our business, cash flows, financial condition, and operating results.
In addition to the foregoing risks, the operation of tankers and transportation of oil presents unique operational risks. See “—The operation of tankers has unique operational risks associated with the transportation of oil.”
The operation of tankers has unique operational risks associated with the transportation of oil.
The operation of tankers transporting crude oil and/or refined petroleum products is inherently risky and presents unique operational risks. For example, an oil spill may cause significant environmental damage. Additionally, compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of the crude oil and refined petroleum products transported in tankers. Our crews could also be inadvertently exposed to the crude oil and refined petroleum products that we transport or their byproducts, such as escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with transportation of oil could result in significantly more expensive insurance coverage and the associated costs of an oil spill or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our tanker segments, our cash flows and segment and overall operating results.
The operation of tankers is subject to strict regulations and vetting requirements, that our manager and sub-managers need to comply with. Should either we or our manager and third-party sub-managers not continue to successfully clear the oil majors’ risk assessment processes, our tanker vessels’ employment, as well as our relationship with charterers, could be adversely affected.
Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. For an overview of government regulations that may impact our tanker operations, see “Item 4.B. Business

Overview—Environmental and Other Regulations in the Shipping Industry.” The so called “oil major” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined petroleum products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:
•	office assessments and audits of the vessel operator;
•	the operator’s environmental, health and safety record;
•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;
•	compliance with heightened industry standards that have been set by several oil companies;
•	shipping industry relationships, reputation for customer service, technical and operating expertise;
•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;
•	shipping experience and quality of ship operations, including cost-effectiveness;
•	quality, experience and technical capability of crews;
•	the ability to finance vessels at competitive rates and overall financial stability;
•	relationships with shipyards and the ability to obtain suitable berths;
•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.
Should either we or our manager and sub-managers not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our tanker vessels’ present and future employment, as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our tanker vessels which would adversely affect the growth of our business, cash flows and operating results.
We are new entrants to the tanker shipping business and may face difficulties in establishing our business.
Our tanker-owning subsidiaries which comprise our business entered the tanker shipping business in 2021. As new entrants to the tanker shipping business in both the Aframax/LR2 and Handysize segments, we may struggle to establish market share and broaden our customer base for our tanker operations in these highly competitive markets due to our lesser-known reputation, while incurring operating costs associated with the operation and upkeep of our tankers. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and many larger fleets that compete with us in each of these sectors may be able to offer more competitive prices and fleets while also achieving scale economies in their fleet operating costs. Further, we likely possess less operational expertise relative to more experienced competitors and may be more heavily reliant on the knowledge and services of third-party managers for our commercial success. As of the date of this registration statement, our manager, Castor Ships, has subcontracted, with our consent, the technical management for all of our tanker vessels to third-party ship-management companies. Failure to partner with third-party providers with the appropriate expertise to effectively deliver our services could tarnish our reputation as a tanker vessel operator and impact the growth of our business, our financial condition and operating profits.

The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.
The fair market values of tanker vessels have generally experienced high volatility. The fair market values of our vessels depend on a number of factors, including:
•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;
•	the types, sizes and ages of the vessels, including as compared to other vessels in the market;
•	supply of and demand for vessels;
•	the availability and cost of other modes of transportation;
•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•	cost of newbuildings;
•	governmental or other regulations, including those that may limit the useful life of vessels; and
•	the need to upgrade vessels as a result of environmental, safety, regulatory or charterer requirements, technological advances in vessel design or equipment or otherwise.
If the fair market values of our vessels decline, we might not be in compliance with various covenants in our senior secured credit facility or credit facilities we enter into in the future, which requires and/or may require the maintenance of a certain percentage of the fair market values of the vessels securing the facility to the principal outstanding amount of the respective facility. See “—Our senior secured credit facility contains, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.”
In addition, the average age of our fleet is older than the industry average for Aframax/LR2 and Handysize vessels and we may therefore be viewed as providing insufficient or only short-term collateral. This could restrict our access to or terms of any financing and, if the fair market values of our vessels decline, our access to additional funds may be affected and/or we may need to record impairment charges in our financial statements or incur losses on sale of vessels which can adversely affect our financial results. Further, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results.
Acts of piracy or other attacks on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and, in particular, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur with tanker vessels particularly vulnerable to such attacks. Political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. An attack on one of our vessels or merely the perception that our vessels are a potential piracy or terrorist target could have a material adverse effect on our business, financial condition and operating results.
Further, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents. This may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters, which could have a material adverse impact on our business, cash flows, financial condition and operating results.

Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including public health concerns stemming from the COVID-19 pandemic, trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union (“Brexit”) the continuing threat of terrorist attacks around the world, and slowing growth in China.
In particular, the armed conflict between Russia and Ukraine and a severe worsening of Russia’s relations with Western economies has created significant uncertainty in global markets, including increased volatility in the prices of crude oil and certain refined petroleum products and shifts in trading patterns for such products that may continue into the future. These changes are due in part to the imposition of sanctions against Russia and Belarus during the first half of 2022, which have contributed to increased volatility in the price of crude oil and refined petroleum products. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares” and “Worldwide inflationary pressures could negatively impact our results of operations and cash flows.” The shipping industry may be negatively affected by resulting rising costs and changing patterns of supply and demand caused by any of the foregoing factors.
Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the European Union. Brexit has increased the risk of additional trade protectionism and has created supply chain disruptions. Similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.
The threat of future terrorist attacks around the world also continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including continuing unrest in Syria and Iran and the overthrow of Afghanistan’s democratic government by the Taliban, may lead to additional acts of terrorism and armed conflict around the world. This may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years, including the seizure of two Greek-flagged vessels in 2022). Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. See also “—Acts of piracy on ocean-going vessels could adversely affect our business.”
Also, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. These trade barriers to protect domestic industries against foreign imports, depress shipping demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and operating results.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of crude oil and/or refined petroleum products. Such events have and may also in the future adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.
A cyber-attack could materially disrupt our business and may result to a significant financial cost to us.
We rely on information technology systems and networks in our operations, our vessels and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data, or to ask for ransom. As a result of the COVID-19 pandemic, governmental actions have occasionally urged organizations across industries to have their employees to operate on a rotational basis remotely, which significantly increases the risk of cybersecurity attacks. A successful cyber attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release, alteration or unavailability of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of our information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.
Recent actions by the IMO’s Maritime Safety Committee and United States agencies have developed cybersecurity regulations for the maritime industry in an attempt to combat cybersecurity threats. Such policies are likely to develop further in the future. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing clients to lose confidence in the Company’s IT systems and could adversely affect our reputation, cause losses to us or our customers and/or damage our brand. This might require us to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.
Additionally, recent sanctions and decisions by third parties to divest from or curtail doing business with Russian interests have created a heightened risk for cyber-attacks. See “—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares” for further information on these sanctions. Russia has taken and may continue to take retaliatory actions and enact countermeasures, including cyber-attacks and espionage against other countries and companies in the world, which may negatively impact such countries in which we operate and/or companies to whom we provide services or receive services from. Any such attacks, whether widespread or targeted, could create significant disruptions in our business and adversely impact our financial condition, cash flows and operating results.
Major outbreaks of diseases (such as COVID-19) and governmental responses thereto, have affected our crews and operations, and could adversely affect our business and financial condition.
Since the beginning of 2020, the outbreak of the COVID-19 pandemic around the world has negatively affected economic conditions, the supply chain, the labor market and the demand for certain shipping sectors both regionally and globally. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. In the past, the pandemic has caused delays and uncertainties relating to the operation of our vessels and has affected our ability to timely rotate the crews of our vessels. It has also caused delays and uncertainties in the shipping industry generally relating to newbuilding projects and operators’ ability to timely dry-dock their vessels.

We expect that the COVID-19 pandemic will continue to impact our operations and the operations of our customers and suppliers and increase our operating costs. The magnitude of COVID-19’s long-term impact on our financial and operating results, which has not been material to date but could be material in the future, will depend on the length of time that the pandemic continues, the ability to effectively vaccinate a large percentage of the population and whether subsequent waves of the virus happen globally or in certain geographic regions. Uncertainties regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market volatility, which could impact our business, financial condition and cash flows to a greater extent. Governments have been approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will continue or will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry.
It remains difficult to determine the full impact of COVID-19 on our business in the long run. Effects of the ongoing pandemic have included or may include, among others:
•	deterioration of economic conditions and activity and of demand for shipping;
•
operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals, delays in replacing crews and vessels, and quarantining and physical distancing);

•
delays in the loading and discharging of cargo on or from our vessels, vessel inspections and related certifications by class societies, customers or government agencies and maintenance, modifications or repairs to, or dry-docking of, our existing vessels due to worker health or other business disruptions;

•	reduced cash flow as a result of the above and worsened financial condition, including potential liquidity constraints;
•	potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers or other business partners;
•
credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital; and

•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities.
The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 pandemic could have a material adverse effect on our business, cash flows, financial condition and operating results.
In particular, we face significant risks to our onshore or offshore personnel and operations due to the COVID-19 pandemic, which have resulted in increased operational costs mainly associated with crew embarkation, rotation and related logistical complications, which have not been material to date but could be material in the future. Our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Quarantine restrictions placed on persons and limitations on commercial aviation and other forms of public transportation have at times delayed our crew in embarking or disembarking on our ships and resulted in additional operating complexities. While such delays have not functionally affected our ability to sufficiently crew our vessels, such disruptions have affected the cost of rotating our crew. Any of the foregoing factors could impact our ability to maintain a full crew synthesis onboard all our vessels at any given time.
In 2021 and during the first quarter of 2022, most of the countries around the globe maintained their strict COVID-19 health protocols, including the periodic imposition of strict lockdowns. In certain jurisdictions, shipowners experienced significant disruptions to their normal vessel operations, in part due to additional time expended to deviate from shipping routes to positioning vessels in countries in which crew changes could be undertaken in compliance with applicable measures against COVID-19. Since the beginning of the second quarter of 2022, many countries began to downgrade their health quarantine measures for fully vaccinated seafarers and also started to re-establish air carrier connections between international destinations. As a result, crew change operations have become less expensive than before and the need to deviate from vessels’ normal trajectories to dock in “open” countries has been reduced.

Although public health and quarantine conditions appear to have improved in the majority of countries globally (excluding China), uncertainty remains regarding the emergence of additional strains of COVID-19 and whether governments and health authorities around the globe will be forced to implement the same or similar quarantine measures as utilized previously. The reimplementation of quarantine, lockdowns, or other measures in response to COVID-19 could significantly increase the expenses we incur for precautionary protective measures (such as hotel isolation, PCR tests, etc.), as well as the costs we incur due to operational disruptions. For example, we may experience renewed difficulty in rotating our crews and may incur increased fuel costs based on an increase in vessel deviations, repositioning and/or delays. Any of the foregoing factors could have an adverse effect on our business, financial condition and operating results.
Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares.
Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the European Union and other jurisdictions, and a number of those countries have been identified as state sponsors of terrorism by the U.S. Department of State. In particular, sanctions recently imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry. During the first half of 2022, economic sanctions were imposed by the United States, the European Union, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted the Russian oil and petroleum industry and in particular, the transport of Russian crude oil and refined petroleum products by maritime vessels. Several jurisdictions, including the United States, the United Kingdom, European Union and Canada, have announced import bans of Russian energy products, such as crude oil and refined petroleum products, which are already in effect or will come into effect later in 2022. The United Kingdom and European Union have also introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed additional restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia. These restrictions may affect our current or future charters.
In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. Furthermore, certain of the oil majors, such as ExxonMobil, TotalEnergies and BP, have announced a freeze on investments into the Russian market or an exit from the region.
As a result, these bans and related trade sanctions have started to change trade patterns for crude oil and refined petroleum products. Russia is the third largest oil producer and the second largest exporter of crude oil, and it will be difficult to replace Russian crude oil export share from other countries. As a result of these bans and related trade sanctions, the price of crude oil and refined petroleum products have increased, which is likely to affect adversely global oil demand and reduce worldwide oil transport. While global shipping rates of oil have generally increased since the commencement of Russia’s invasion of Ukraine, especially because of increased ton mile demand due to changing trading patterns and the banning of Russian oil tankers by several countries, it is uncertain what the ultimate result will be on the Company’s business and financial position. However, due to their effect on the global market for crude oil and petroleum products, current or additional sanctions could have a material adverse impact on the Company’s business, cash flows, financial condition and operating results.
Economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Any violation of sanctions or embargoes could result in the Company incurring monetary fines, penalties or other sanctions. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contacts with countries or entities or persons within these countries that are identified by the U.S. government as state sponsors of terrorism. We are required to comply with such policies in order to maintain access to charterers and capital.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the United States, the European Union, and/or other international bodies. Further, it is possible that, in the future, our vessels may call on ports located in sanctioned jurisdictions on charterers’ instructions, without our consent and in violation of their charter party. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels. As a result, we may be required to terminate existing or future contracts to which we, or our subsidiaries, are party.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics. However, we are subject to the risk that we, or our affiliated entities, or our or our affiliated entities’ respective officers, directors, employees or agents actions may be deemed to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions.
If the Company, our affiliated entities, or our or their respective officers, directors, employees and agents, or any of our charterers are deemed to have violated economic sanctions and embargo laws, or any applicable anti-corruption laws, our results of operations may be adversely affected due to the resultant monetary fines, penalties or other sanctions. In addition, we may suffer reputational harm as a result of any actual or alleged violations. This may affect our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories in which we operate. Any of these factors could adversely affect our business, financial condition, and operating results.
Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management and adversely affect our business, results of operations or financial condition as a result.
Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and negatively impact our results of operations.
The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Most vessels are also required to be dry-docked, or inspected by divers, every two to three years for inspection of underwater parts.
While the Company believes that it has adequately budgeted for compliance with all currently applicable safety and other vessel operating requirements, newly enacted regulations applicable to the Company and its vessels may result in significant and unanticipated future expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, cash flows, financial condition and operating results.
We are subject to laws, regulations and standards (including environmental standards such as IMO 2020, standards regulating ballast water discharge, etc.), which can adversely affect our business, results of operations, cash flows and financial condition. In particular, climate change and greenhouse gas (“GHG”) restrictions may adversely impact our operations and markets.
Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of certain of these laws, regulations and standards. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, cash flows, financial condition, and operating results. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for emergency response and remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. See “—Risks involved in operating ocean-going vessels could affect our business and reputation.” and “The operation of tankers has unique operational risks associated with the transportation of oil”.
In connection with IMO 2020 regulations and requirements relating fuel sulfur levels, as of the date of this registration statement, we have transitioned to burning IMO compliant fuels as none of our vessels are equipped with scrubbers. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. The price of VLSFO has increased as a result of the ongoing conflict between Russia and Ukraine, and, indicatively, the price for VLSFO in Singapore has risen significantly to $1,110 per metric ton as of June 15, 2022. For further information, see “—Increases in bunker prices could affect our operating results and cash flows”.
The IMO has also imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (IOPP) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing onboard systems to treat ballast water and eliminate unwanted organisms. Currently, three of our vessels will be required to comply with the regulation at our IOPP renewal surveys scheduled for 2022 and 2024. The costs of compliance may be substantial and adversely affect our revenues and profitability. The five remaining vessels in our fleet are currently in compliance with this regulation.
Due to concern over climate change, a number of countries, the European Union and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Further, although the emissions of GHG from international shipping currently are not subject to the Paris Agreement or the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.
In addition, in March 2022 the US Securities and Exchange Commission (“SEC”) announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate- related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges such as Tankco. Compliance with such reporting requirements (if they are adopted) or any similar requirements may impose substantial obligations and costs on the Company. If the Company is unable to accurately measure and disclose required climate-related data in a timely manner, it could be subject to penalties in certain jurisdictions.
In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to the International Convention for the Prevention of Pollution from Ships (MARPOL) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements by January 1, 2026 at the latest.
The EEXI and CII regulations require reductions in the CO2 emissions of vessels. Based on the pertinent official calculations and estimations, merchant vessels built before 2013, including certain of our older vessels, do not satisfy the upcoming EEXI requirements which will come into force on January 1, 2023. To ensure compliance with EEXI requirements most owners/operators, including us, may choose to limit engine power, a solution less costly than applying energy saving devices and/ or effecting certain alterations on existing propeller designs. The engine power limitation is predicted to lead to reduced ballast and laden speeds (at scantling draft,) in the non-compliant vessels which will affect their commercial utilization but also decrease the global availability of vessel capacity. Furthermore, required software and hardware alterations as well as documentation and recordkeeping requirements will increase a vessel’s capital and operating expenditures.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.
Developments in safety and environmental requirements relating to the recycling and demolition of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. On November 28, 2019, the Hong Kong Convention was ratified by the required number of countries but as of January 10, 2022, was not yet in force as the ratifying states do not represent 40% of world merchant shipping by gross tonnage. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, the use or installation of which are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. When implemented, the foregoing requirement may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, cash flows, financial position and operating results.
Further, on November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which, among other things, requires any non-EU flagged vessels calling at a port or anchorage of an EU member state, including ours, to set up and maintain an Inventory of Hazardous Materials from December 31, 2020. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and are identified in the ship’s structure and equipment. This inventory must be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
We are subject to international safety standards and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code, or the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. Failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports, and have a material adverse effect on our business, financial condition and operating results.
Maritime claimants could arrest our vessels, which could interrupt our cash flow and business.
Crew members, suppliers of goods and services to a vessel, shippers and receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial proceedings. The arrest or attachment of our vessels could have significant ramifications for the Company, including off-hire periods and/or potential cancellations of charters, high costs incurred in discharging the maritime lien, other expenses to the extent such arrest or attachment is not covered under our insurance coverage, breach of covenants in certain of our credit facilities and reputational damage. This in turn could negatively affect the market for our shares and adversely affect our business, financial condition, results of operations, cash flows and ability to service or refinance our debt. In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we then own, compounding the negative effects of an arrest or attachment on the Company.
Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
A government of a vessel’s registry could requisition for title or seize a vessel. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessels could have a material adverse effect on our business, cash flows, financial condition and operating results.
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.
It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and operating results.
Our business has inherent operational risks, which may not be adequately covered by insurance.
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
We procure insurance for our vessels against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which include environmental damage, pollution insurance coverage, crew insurance, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per occurrence. We also maintain insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel, for two of our vessels.
Despite the above policies, we may not be insured in amounts sufficient to address all risks and may not be able to obtain adequate insurance coverage for our fleet in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.
Further, insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.

Risks Relating To Our Company
We may be dependent on a small number of charterers for the majority of our business.
In the period ended December 31, 2021, a small number of charterers have accounted for a significant part of our revenues and we expect this trend to continue in our operations following completion of the Spin Off. Indicatively, for the year ended December 31, 2021, we derived 48% of our operating revenues from two charterers. All the charters and pool arrangements for our fleet have fixed terms, but may be terminated earlier due to certain events, such as a charterers and/or pools managers’ failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform their obligations under a charter and/or pool arrangement with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping industry, prevailing prices for crude oil and petroleum related products and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter or pool arrangement and could sustain losses. In addition, if we lose an existing charterer and/or pool manager, it may be difficult for us to promptly replace the revenue we derived from that counterparty. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and operating results. For further information, see Note 1 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement.
We may not be able to execute our growth strategy and we may not realize the benefits we expect from acquisitions or other strategic transactions.
As our business grows, we intend to acquire additional tanker vessels, including to replace existing vessels and reduce the average age of our fleet and to expand our activities, subject to the conditions set out in the Tankco Spin Off Resolutions. See “—We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results”. The reduction of the average age of our fleet has implications for various operating costs, the perceived desirability of our vessels to charterers and the ability to attract financing for our business on favorable terms or at all. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:
•	identify suitable vessels, including newbuilding slots at reputable shipyards and/or shipping companies for acquisitions at attractive prices;
•	realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements from acquisitions;
•	obtain required financing for our existing and new operations;
•	integrate any acquired vessels, assets or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;
•	ensure, either directly or through our manager and sub-managers, that an adequate supply of qualified personnel and crew are available to manage and operate our growing business and fleet;
•	improve our operating, financial and accounting systems and controls; and
•	cope with competition from other companies, many of which have significantly greater financial resources than we do, and may reduce our acquisition opportunities or cause us to pay higher prices.
Our failure to effectively identify, acquire, develop and integrate any vessels could adversely affect our business, financial condition, investor sentiment and operating results. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. See “—Future issuances of additional shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.” If any such events occur, our financial condition may be adversely affected.

We operate secondhand vessels with an age above the industry average which may lead to increased technical problems for our vessels, higher operating expenses, affect our ability to profitably charter our vessels, to comply with environmental standards and future maritime regulations and to obtain financing on favorable terms or at all and result in a more rapid deterioration in our vessels’ market and book values.
Our current fleet consists only of secondhand vessels. While we have inspected our vessels and we intend to inspect any potential future vessel acquisition, this does not provide us with the same knowledge about its condition that we would have had if the vessel had been built for and operated exclusively by us. Generally, purchasers of secondhand vessels do not receive the benefit of warranties that purchasers of newbuilding vessels receive from the builders and the makers of the vessels that they acquire.
The average age of our current fleet is 17.3 years, compared to a tanker shipping industry average of 12.0 years. In general, the cost of maintaining a vessel in good operating condition and operating it increases with the age of the vessel, because, amongst other things:
•
as our vessels age, typically, they become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in design, engineering, technology and due to increased maintenance requirements;

•	cargo insurance rates increase with the age of a vessel, making our vessels more expensive to operate;
•
governmental regulations, environmental and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

Charterers also have age restrictions on the vessels they charter and in the past, have actively discriminated against chartering older vessels, which may result to a lower utilization of our vessels resulting to lower revenues. Our charterers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass-through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.
Due to the age of our fleet, we may not be able to obtain external financing at all or at reasonable terms as our vessels may be seen as less valuable collateral. For further information on the factors which could affect our ability to obtain financing, including the age of our fleet, see “The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale”.
We face competition from companies with more modern vessels with more fuel-efficient designs than our vessels (“eco–vessels”). If new tankers are built that are more efficient or more flexible or have longer physical lives than even the current eco-vessels, competition from the current eco-vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease.
We cannot assure you that, as our vessels age, market conditions will justify expenditures to maintain or update our vessels or enable us to operate our vessels profitably during the remainder of their useful lives or that we will be able to finance the acquisition of new vessels at the time that we retire or sell our aging vessels. This could have a material adverse effect on our business, financial condition and operating results.
We are reliant on spot-market oriented pools and spot voyage charters for a significant portion of our revenue, thereby exposing us to risk of losses based on short-term volatility in shipping rates.
We employ in large part our vessels in the spot market, either in the voyage charter market or in spot-market oriented pools. For example, our two Handysize tanker vessels participate in a spot-market oriented pool managed by members of the Scorpio group, while one of our Aframax/LR2 vessels participates in a spot-market oriented pool managed by members of the Signal Maritime group. The spot charter market is highly competitive and freight rates in this market have been volatile, fluctuating significantly based upon supply of and demand of vessels and crude oil and/or refined petroleum products. Conversely, longer-term charter contracts have pre-determined rates over more extended periods of time providing, a fixed source of revenue to us. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, our commercial and pool operators obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot revenues will be sufficient to enable such vessels to operate profitably.
In the past, there have been periods when revenues derived in the spot market have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. A significant decrease in spot revenues or our inability to fully employ our vessels by taking advantage of the spot market would therefore adversely affect operating results, including our profitability and cash flows, with the result that our ability to serve our working capital and debt service needs could be impaired.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts, including charter agreements, pool agreements, management agreements, shipbuilding contracts and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from a decline in world trade and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers and/or pool operators to make payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates and our pool operators may not be able to profitably employ our participating vessels. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts and pool operators may terminate the pool agreements or admit inability to comply with their obligations under those agreements. This may have a significant impact on our revenues due to our concentrated customer base. For further details, see “We may be dependent on a small number of charterers for the majority of our business”. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, cash flows, financial condition, and operating results.
We are dependent upon Castor Ships, a related party, and other third-party sub-managers for the management of our fleet and business and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
The management of our business, including, but not limited, the commercial and technical management of our fleet as well as administrative, financial and other business functions, is carried out by Castor Ships, which is a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. We are reliant on Castor Ships’ continued and satisfactory provision of its services.
As of the date of this registration statement, Castor Ships has subcontracted, with our consent, the technical management for all our eight vessels to third-party ship-management companies at its own expense. Our subcontracting arrangements with third-parties may expose us to risks such as low customer satisfaction with the service provided by these subcontractors, increased operating costs compared to those we would achieve for our vessels, and an inability to maintain our vessels according to our standards or our current or potential customers’ standards.
Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our manager and its subcontractors and their reputations and relationships in the shipping industry. If any of these counterparties suffer material damage to their reputations or relationships, it may also harm our ability to renew existing charters upon their expiration, obtain new charters or maintain satisfactory relationships with suppliers and other third parties. In addition, the inability of our manager to fix our vessels at competitive charter rates either due to prevailing market conditions at the time or due to its inability to provide the requisite quality of services, could adversely affect our revenues and profitability and we may have difficulty meeting our working capital and debt obligations.
Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory and continued performance of these services by our manager and/or sub-managers, as well as their reputations. Any of the foregoing factors could have an adverse effect on our and their reputations and on our business, financial condition and operating results. Although we may have rights against our manager and/or sub-managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.
Our senior secured credit facility contains, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.
The operating and financial restrictions and covenants in our current senior secured credit facility, and any new or amended credit facility we may enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.
For example, our senior secured credit facility requires the consent of our lenders to, among other things:
•	incur or guarantee additional indebtedness outside of our ordinary course of business;
•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels;
•	declare or pay any dividends or other distributions at a time when the Company has an event of default or the payment of such distribution would cause an event of default;
•	form or acquire any subsidiaries;
•	make any investments in any person, asset, firm, corporation, joint venture or other entity;
•	merge or consolidate with any other person;
•
change the ownership, beneficial ownership, control or management of the subsidiaries party to the facility and/or us as Guarantor, or of any of the secured vessels, if the effect of such change would be to materially change the ultimate legal and beneficial ownership in effect at the time the facility was executed; and

•	to enter into any demise charter contract or let our vessels under any pooling agreement whereby all of the vessel’s earnings are pooled or shared with any other person.
Our senior secured facility also requires us to comply with certain financial covenants, in each case subject to certain exceptions, including:
(i)	maintaining a certain minimum level of cash per collateralized vessel, pledged in favour of the lender; and
(ii)
maintaining a security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above to the aggregate principal amounts due under the facility.

Our ability to comply with the covenants and restrictions contained in our current and/or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. We may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and/or future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets. Any of these factors could have a material adverse effect on our business, financial condition and operating results.
Furthermore, any contemplated expenditures for vessel acquisitions will have to be at levels that do not breach the covenants of our loan facilities. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels, limit our ability to raise equity capital and our ability to expand our fleet. If funds under our current or future credit facilities become unavailable or we need to repay them as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, financial condition and operating results.
Our outstanding debt is exposed to London Interbank Offered Rate (“LIBOR”) Risk. We may be adversely affected by the transition from LIBOR as a reference rate and are exposed to volatility in LIBOR and the Secured Overnight Financing Rate, or SOFR. If volatility in LIBOR and/or SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be materially and adversely affected.
We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar LIBOR. Our sole outstanding credit facility bears interest at an annual rate of 3.20% over LIBOR.
On July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) announced that it expected, by no later than the end of 2021, to cease taking steps aimed at ensuring the continuing availability of LIBOR in its current form. On November 24, 2017, the FCA announced that the panel banks that submit information to ICE Benchmark Administration Limited (“IBA”), as administrator of LIBOR, had undertaken to continue to do so until the end of 2021. On November 30, 2020, the IBA announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021, but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. These reforms may cause LIBOR to perform differently than in the past or to disappear entirely.
In accordance with recommendations from the committee appointed by the U.S. Federal Reserve Board to manage the transition away from LIBOR, U.S. dollar LIBOR is expected to be replaced with SOFR. Given this transition away from LIBOR, we may enter into credit facilities in the future based on SOFR or other variable rates, such as adjusted SOFR, an adjusted new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust the spreads relative to such reference rate in underlying contractual arrangements. Certain market constituencies have also criticized SOFR’s suitability as a LIBOR replacement, and the extent of SOFR-based instruments issued or trading in the market remains a fraction of LIBOR-based instruments. As a result, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rates. The consequences of these developments with respect to LIBOR cannot be entirely predicted but may result in financial market disruptions and may impact the level of interest payments on the portion of our indebtedness that bears or will bear interest at variable rates. This may increase the amount of our interest payments under such debt.
The $18.0 million senior secured credit facility described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” provides that interest may be based on LIBOR and for the use of an alternate rate to LIBOR in the event LIBOR is phased-out. We and the lender under such facility may seek to amend the credit agreement to replace LIBOR with a different benchmark index that is expected to mirror developments in the rest of the debt markets at the time and make certain other conforming changes to the agreements. However, the new rate may not be as favorable as those in effect prior to any LIBOR phase-out. Our lender has insisted on provisions that entitles it, following consultation with the borrowers and in the absence of agreement, in their discretion, and under certain market disruption events, to replace published LIBOR as the base for the interest calculation with another benchmark or with its cost-of-funds rate. As a result, our lending costs under our LIBOR-based credit facilities could increase significantly.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. SOFR or any other replacement reference rate may behave similarly. Because the interest rate borne by our sole variable interest-bearing outstanding credit facility fluctuates with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. We currently do not have any derivative instruments in place. LIBOR and SOFR are currently at relatively low levels but have recently shown signs of recovery and may rise further in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facility and any other financing arrangements we may enter into in the future. Conversely, the use of derivative instruments, if any, may not effectively protect us from adverse interest rate movements. The use of interest rate derivatives may result in substantial losses and may affect our results through mark-to-market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.
Any of the foregoing factors, including any combination of them, could have an adverse effect on our business, financial condition, cash flow and operating results.
We may not be able to obtain debt or equity financing on acceptable terms which may negatively impact our planned growth. In particular, we may rely on financial support from our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, but cannot guarantee the availability of such funding.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties, among other factors, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing or refinancing will be available if needed and to the extent required, on acceptable terms. The age of our fleet may also impact our ability to obtain new financing on favorable terms or at all and may hinder our plans to reduce the average age of our fleet through vessel acquisitions and/or replacements. See “The age of our fleet may impact our ability to obtain financing and a decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale”. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, may provide loans to us. However, we cannot guarantee that such loans will be available to the Company or that they will be available to on favorable terms. Even if we are able to borrow money from Mr. Panagiotidis, such borrowing could create a conflict of interest of management. See also “—Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.” Any of these factors could have a material adverse effect on our business, financial condition and operating results.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us to satisfy our financial and other obligations.
We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our existing vessels, and subsidiaries we form or acquire will own any other vessels we may acquire in the future. All payments under our charters and/or pool arrangements are made to our subsidiaries. As a result, our ability to meet our financial and other obligations, and to pay dividends in the future, as and if declared, will depend on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by the terms of our financing arrangements, or by the applicable law regulating the payment of dividends in the jurisdictions in which our subsidiaries are organized.
In particular, the applicable loan agreement entered into by certain of our subsidiaries prohibit such subsidiaries from paying any dividends to us if we or such subsidiary breach a covenant in a loan agreement or any financing agreement we may enter into. See “—Our senior secured credit facility contains, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.” If we are unable to obtain funds from our subsidiaries, we will not be able to meet our liquidity needs unless we obtain funds from other sources, which we may not be able to do.
Our Board may never declare dividends.
The declaration and payment of dividends, if any, will always be subject to the discretion of our Board, restrictions contained in our current or future debt agreements and the requirements of Marshall Islands law. If the Board determines to declare dividends, the timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, our compliance with the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The tanker shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. Our growth strategy contemplates that we will finance our acquisitions of additional vessels using cash from operations, through debt financings and/or from the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms or at all, our Board may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends, if any.
The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We currently pay no cash dividends and we may never pay dividends.
Worldwide inflationary pressures could negatively impact our results of operations and cash flows.
It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 7% in December 2021 compared to the prior year, the fastest pace since June 1982, and further rose 9.1% in June 2022 compared to the prior year, driven in large part by increases in energy costs such as a 106.7% increase in the price of fuel oil compared to the prior year. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the crude oil and/or refined petroleum products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. For additional information, see “—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of oil and petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices”.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG practices and policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade and transport of crude oil and refined petroleum products in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which could impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, comply with and implement wide ranging ESG requirements. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.
We are a new company, and our anti-fraud and corporate governance procedures might not be as advanced as those implemented by our listed peer competitors having a longer presence in the shipping industry.
As a publicly traded company, the SEC, Nasdaq Capital Market, and other regulatory bodies subject us to increased scrutiny on the way we manage and operate our business by urging us or mandating us to a series of actions that have nowadays become an area of focus among policymakers and investors. Listed companies are occasionally encouraged to follow best practices and often must comply with these rules and/or practices addressing a variety of corporate governance and anti-fraud matters such as director independence, board committees, corporate transparency, ethical behavior, prevention, controls of corruption and fraud and sustainability. While we believe we follow all requirements that regulatory bodies may from time to time impose on us, our internal processes and procedures might not be as advanced or mature as those implemented by other listed shipping companies with a longer experience and presence in the U.S. capital markets, with could be an area of concern to our investors and expose us to greater operational risks.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may, from time to time, be involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve it may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.
We may have to pay tax on United States source income, which would reduce our earnings, cash from operations and cash available for distribution to our shareholders.
Under the United States Internal Revenue Code of 1986 (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
We intend to take the position that we and each of our subsidiaries qualify for this statutory tax exemption for our 2021 and future taxable years. However, as discussed below under “Taxation—U.S. Federal Income Tax

Considerations—U.S. Federal Income Taxation of Our Company”, whether we qualify for this exemption in view of our share structure is unclear, and there can be no assurance that the exemption from tax under Section 883 of the Code will be available to us.
If we or our subsidiaries are not entitled to this exemption, we would be subject to an effective 2% U.S. federal income tax on the gross shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. If this tax had been imposed for our 2021 taxable year, we anticipate that U.S source income taxes of approximately $206,174 would be recognized for the year ended December 31, 2021, and we have included a reserve for this amount in our Combined Carve-Out Financial Statements. However, there can be no assurance that such taxes would not be materially higher of lower in future taxable years.
A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
We conduct our operations through subsidiaries which can trade worldwide. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense, if any, is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, or the taxable presence of our operating subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially. An increase in our taxes could have a material adverse effect on our earnings and cash flows from these operations.
Our subsidiaries may be subject to taxation in the jurisdictions in which its activities are conducted. The amount of any such taxation may be material and would reduce the amounts available for distribution to us.
We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time attention to their respective roles. In particular, we are dependent on the retention and performance of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis.
Our success will depend upon our and our management’s ability to hire and retain key members of our management team and the ability of our management team to devote sufficient time and attention to their respective roles in light of outside business interests. In particular, we are dependent upon the performance of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, who has outside business interests in RemainCo and other ventures. Under the terms of the Spin Off, Mr. Panagiotidis will devote such portion of his business time and attention to our business as is appropriate and will also devote substantial time to RemainCo’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Further, the loss of Mr. Panagiotidis, either to outside business interests or for unrelated reasons, or resignation of Mr. Panagiotidis from any of his current managerial roles could adversely affect our business prospects and financial condition. Any difficulty in hiring and retaining key personnel generally could also adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
Risks Relating To Our Common Shares
Our share price may be highly volatile, and as a result, investors in our common shares could incur substantial losses.
The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our common shares that are unrelated to our operating performance. Our stock price may exhibit similar volatility, which may cause our common shares to trade above or below what we believe to be their fundamental value. Furthermore, significant historical fluctuations in the market price of Castor’s common shares have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and, as Castor will distribute our common shares to its common shareholders in connection with the Spin Off, we may experience similar patterns of investment.
Market volatility and trading patterns may create several risks for investors, including but not limited to the following:
•	the market price of our common shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;
•
to the extent volatility in our common shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•
if the market price of our common shares declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the equity issuance of our common shares will not fluctuate, increase or decline significantly in the future, in which case you could incur substantial losses.

We may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common shares may decline or fluctuate rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common shares or result in fluctuations in the price or trading volume of our common shares, which include but are not limited to:
•	investor reaction to our business strategy;
•
the sentiment of the significant number of retail investors whom we believe, will hold our common shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

•	the amount and status of short interest in our common shares, access to margin debt, trading in options and other derivatives on our common shares and any related hedging and other trading factors;
•	our continued compliance with the listing standards of the Nasdaq Capital Market;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	our dividend strategy;
•	our continued compliance with our debt covenants;
•	variations in the value of our fleet;
•	declines in the market prices of stocks generally;
•	trading volume of our common shares;
•	sales of our common shares by us or our shareholders;
•	speculation in the press or investment community about the Spin Off, our Company, our industry or our securities;
•	general economic, industry and market conditions; and
•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, including the ongoing COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.
In addition, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at or rise above its post-Distribution level or that future sales of our common shares will not be at prices lower than those initially distributed or sold to investors.
The combined post-Distribution value of RemainCo and Tankco’s shares may not equal or exceed the pre-Distribution value of RemainCo shares.
RemainCo common shares are listed and traded on the Nasdaq Capital Market and Tankco common shares will, subject to its approval of our listing application for Tankco, also be listed and traded on the Nasdaq Capital Market. We cannot assure you that the combined trading prices of RemainCo common shares and Tankco common shares after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of RemainCo common shares prior to the Distribution. Until the market has fully evaluated the business of Tankco, the price at which shares of Tankco common shares trade may fluctuate significantly. Similarly, until the market has fully evaluated the business of RemainCo without the business of Tankco, the price at which RemainCo common shares trades may fluctuate significantly.
Future issuances of additional shares, or the potential for such issuances, may impact the price of our common shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.
Tankco has an authorized share capital of [•] common shares that it may issue without further shareholder approval. Our growth strategy may require the issuance of a substantial amount of additional shares. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.
In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, without shareholder approval, in a number of circumstances. To the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.
Our issuance of additional common shares or other equity securities of equal or senior rank, or the perception that such issuances may occur, could have the following effects:
•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the earnings per share and the per share amount of cash available for dividends on our common shares (as and if declared) could decrease;
•	the relative voting strength of each previously outstanding common share could be diminished;
•	the market price of our common shares could decline; and
•	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate could be impaired.
The market price of our common shares could also decline due to sales, or the announcements of proposed sales, of a large number of common shares by our large shareholders, or the perception that these sales could occur.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate and case law.
We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or case law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.
We are incorporated in the Marshall Islands, and all of our officers and directors are non-U.S. residents. It may be difficult to serve legal process or enforce judgments against us, our directors or our management.
We are incorporated under the laws of the Republic of the Marshall Islands, and substantially all of our assets are located outside of the United States. Our principal executive office is located in Cyprus. In addition, all of our directors and officers are non-residents of the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so.
We are subject to certain anti-takeover provisions that could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board, and could adversely affect the market price of our common shares.
Several provisions of our Articles of Incorporation and Bylaws could make it difficult for our shareholders to change the composition of our Board in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board to issue “blank check” preferred shares without shareholder approval;
•	providing for a classified Board with staggered, three-year terms;
•	establishing certain advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by shareholders at shareholder meetings;
•	prohibiting cumulative voting in the election of directors;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and Bylaws.
On the Distribution Date, our Board will declare a dividend of one preferred share purchase right (a “Right”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Stockholder Protection Rights Agreement (the “Rights Agreement”) to be entered into between Tankco and [•], as rights agent. Each Right allows its holder to purchase from Tankco one common share (or one one-thousandth of a share of Series C

Participating Preferred Shares), for the Exercise Price of $[•] once the Rights become exercisable. This portion of a Series C Participating Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. The Rights Agreement is intended to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates are exempt from these provisions. For a full description of the rights plan, see “Item 10. Additional Information—B. Stockholder Protection Rights Agreement”.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
In addition to the Rights above, we have issued [•] Series B Preferred Shares representing [•]% of the aggregate voting power of our total issued and outstanding share capital. See “—Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, will have control over us” and “Item 10. Additional Information—B. Memorandum and Articles of Association.”
Further, our lender has imposed provisions prohibiting or limiting a change of control, subject to certain exceptions, on our currently sole credit facility. See “—Our senior secured credit facility contains, and we expect that any new or amended credit facility we may enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and can limit, or may limit the future, our business and financing activities.” Our management agreements similarly permit our manager to terminate these agreements in the event of a change of control. For further information on our management agreements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and Note 3 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement.
The foregoing anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.
Our Chairman, Chief Executive Officer and Chief Financial Officer, who may be deemed to beneficially own, directly or indirectly, 100% of our Series B Preferred Shares, has control over us.
Our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, may be deemed to beneficially own, directly or indirectly, all of the [•] outstanding shares of our Series B Preferred Shares. The shares of Series B Preferred Shares each carry 100,000 votes. The Series B Preferred Shares represent [•]% of our total issued and outstanding share capital and [•]% of the aggregate voting power of our total issued and outstanding share capital. By his ownership of 100% of our Series B Preferred Shares, Mr. Panagiotidis has control over our actions. The interests of Mr. Panagiotidis may be different from your interests.
We are an “emerging growth company”, and we cannot be certain if the reduced requirements applicable to emerging growth companies make our securities less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Investors may find our securities less attractive because we rely on this provision. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

As of the date of the Spin Off, we will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of the Spin Off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.
In addition, as a foreign private issuer, we will also be entitled to rely on exceptions from certain corporate governance requirements of the Nasdaq Capital Market.
As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income,” whereas rental income would generally constitute “passive income” to the extent not attributable to the active conduct of a trade or business. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We do not believe that we will be treated as a PFIC for any taxable year. However, our status as a PFIC is determined on an annual basis and will depend upon the operations of our vessels and our other activities during each taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering, pool arrangements and/or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering and/or pool activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any taxable year we become unable to acquire vessels in a timely fashion or if there were to be changes in the nature and extent of our operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders made an election available under the Internal Revenue Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholders would be liable to pay U.S. federal income tax upon excess distributions and upon any gain from the disposition of our common shares at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this registration statement entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Risks Relating to our Preferred Shares
Our Series A Preferred Shares rank senior to our common shares with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common shares.
Dividends on the Series A Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on each distribution payment date declared by the Board, out of funds legally available for such purpose. The dividend rate for the period from, and including, the issue date to, but excluding, the fifth anniversary of the issue date (the “reset date”) will be 1.00% per annum of the stated amount of $1,000 per share; however, for each quarterly dividend period commencing on or after the reset date, the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.5, provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period.
The rights of the holders of our Series A Preferred Shares rank senior to the obligations to holders of our common shares. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no distributions may be declared or paid on our common shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common shares until we have paid to holders of our Series A Preferred Shares a liquidation preference equal to $1,000 per share plus accumulated and unpaid dividends. Accordingly, the existence of the Series A Preferred Shares could have a material adverse effect on the value of our common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of the Series A Preferred Shares” for a more detailed description of the Series A Preferred Shares.
Risks Relating to the Distribution
Because there has not been any public market for our common shares, the market price and trading volume of our common shares may be volatile.
Prior to the Distribution, there will have been no regular way trading market for our common shares. We cannot predict the extent to which investors’ interest will lead to a liquid trading market and whether the market price of our common shares may be volatile. The market price of our common shares could fluctuate significantly for many reasons, including in response to the risk factors listed in this registration statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions. For factors which could cause ongoing volatility in our share price, please refer to “Our share price may be highly volatile, and as a result, investors in our common shares could incur substantial losses”. Fluctuations in the post-Distribution market price for our shares may cause combined post-Distribution value of RemainCo and Tankco’s shares to be less than the pre-Distribution value of RemainCo shares. See “The combined post-Distribution value of RemainCo and Tankco’s shares may not equal or exceed the pre-Distribution value of RemainCo shares”.
We have limited the fields in which we focus our operations and this may have an adverse effect on our business, financial condition and operating results.
In connection with the Spin Off, our Board passed the Tankco Spin Off Resolutions on [•], 2022. Under such resolutions, our Board resolved, among other things, to focus our efforts on our current business of tanker shipping services, that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business nor that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates, such as Castor Ships, offer or inform us of any such opportunity. This does not, however, preclude us from pursuing opportunities outside of the tanker shipping business if in the future our Board determines to do so. Nonetheless, focusing our efforts on the tanker shipping business may reduce the scope of opportunities we may exploit and have an adverse effect on our business, financial condition and operating results.

Similarly, RemainCo’s board has resolved, among other things, to focus its efforts on its current business of dry bulk shipping services, that RemainCo has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business nor that Petros Panagiotidis, its director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates will offer or inform it of any such opportunity. This does not preclude RemainCo, however, from pursuing opportunities outside of the dry bulk shipping business if in the future RemainCo’s board determines to do so, including in the tanker shipping business.
Our failure to obtain an opportunity that our Board deems in the interest of our shareholders may have an adverse effect on our business, financial condition and operating results. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Spin Off Resolutions.”
The Distribution may result in significant tax liability.
We do not expect that the Distribution will qualify for tax-free treatment for U.S. federal income tax purposes. Therefore, we expect that the receipt by Castor shareholders of common shares of our Company in the Distribution would be a taxable distribution, and each U.S. holder that receives our common shares in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of such stock that was distributed to it, which, in the case of Castor’s shareholders, would generally be treated first as a taxable dividend to the extent of such holder’s pro rata share of Castor’s earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Castor common shares, and thereafter as capital gain with respect to any remaining value. The amount of any such taxes to Castor shareholders may be substantial.
Although we do not expect that the Distribution will qualify for tax-free treatment for U.S. federal income tax purposes, Castor, which is not a U.S. corporation, will not be subject to U.S. federal income tax as a result of the distribution of our common shares.
Our historical financial results may not be representative of our results as a separate, standalone company.
The historical financial information we have included in this registration statement has been derived from the consolidated financial statements and accounting records of Castor and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, standalone company during the periods presented. Although Castor did account for our business as two separate business segments in 2021, we were not operated as a separate, standalone company for the historical periods presented. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.
We may incur material costs and expenses as a result of our separation from Castor, such as those related to compliance with the Sarbanes-Oxley Act.
We may incur costs and expenses greater than those we currently incur as a result of our separation from Castor. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). We cannot assure you that these costs will not be material to our business.
In particular, compliance, or lack thereof, with the Sarbanes-Oxley Act may have a material effect on our business. Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and may require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls or our internal controls are not effective, investor confidence in our financial results may weaken, and our stock price may suffer.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
Tankco was incorporated by Castor under the laws of the Republic of the Marshall Islands on July 29, 2022 to serve as the holding company of the Tankco Subsidiaries in connection with the Spin Off. Castor contributed the Tankco Subsidiaries and $20.0 million in cash to us on [•], 2022, in exchange for all of our issued and outstanding common shares, the issue of 40,000 Series A Preferred Shares to RemainCo and the issue of [•] Series B Preferred Shares to Pelagos, a company controlled by our and Castor’s Chairman, Chief Executive Officer and Chief Financial Officer, against payment of their nominal value in connection with the Spin Off.
We are registering our common shares under Section 12(b) of the Exchange Act, under this registration statement on Form 20-F. We have applied to have our common shares and associated Preferred Stock Purchase Rights under the Rights Agreement (as defined elsewhere in this registration statement) listed on the Nasdaq Capital Market under the ticker symbol “[•]” and upon approval and following the Distribution, our common shares will commence trading.
We are an independent, growth-oriented shipping company that acquires, owns, charters and operates oceangoing tanker vessels and provides worldwide seaborne transportation services for crude oil and refined petroleum products. As of the date of this registration statement, we maintain a fleet of eight tanker vessels with an aggregate cargo carrying capacity of 0.7 million dwt and an average fleet age of 17.3 years. As of December 31, 2021, our fleet comprised nine vessels, one of which was sold on July 15, 2022.
Under pre-existing agreements between various parties and our shipowning subsidiaries, our fleet vessels are currently contracted to operate in the voyage and time charter markets and in pools. Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive trip charter rates during periods of strong charter market conditions.
We intend to expand our fleet in the future and may acquire additional tankers, including to replace existing vessels and to reduce the average age of our fleet, and potentially, if our Board so determines, may acquire vessels in other sectors, based on, in each case, our assessment of market conditions and subject to the conditions set out in the Tankco Spin Off Resolutions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from third-parties, and we may also acquire additional vessels from related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities. For an overview of our fleet, please see “—B. Business Overview—Our fleet.”
Our principal executive office is at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. Our telephone number at that address is +357 25 357 767. Our website is [•]. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this registration statement.
Fleet Development and Vessel Capital Expenditures
In 2021, our fleet grew from zero vessels to nine vessels through the acquisition by Castor of nine tanker vessels, one of which was sold to a third-party on May 9, 2022 and delivered to that party on July 15, 2022. For further information on these vessel acquisitions and the financing transaction associated with certain of these vessel acquisitions, see “—B. Business Overview—Our fleet”, “Item 5. Operation and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and Notes 5 and 6 to our Combined Carve-Out Financial Statements included in this registration statement.
As of the date of this registration statement, five of our eight tanker vessels are equipped with a ballast water treatment system (“BWTS”). In connection with the Spin Off, we have assumed obligations under contracts for the purchase and installation of a BWTS on three non-equipped vessels. We currently expect to retrofit one of these vessels during 2022 and the remaining two vessels in 2024, obtaining operational flexibility worldwide. As of the date of this registration statement, it is estimated that the contractual obligations related to the purchases on these three tanker vessels, excluding installation costs, will be approximately €1.2 million (or $1.3 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0489 as of June 30, 2022), all of which are due in 2024.
During the year ended December 31, 2021, we made capital expenditures of approximately $1.2 million for the installation of BWTS on our vessels.
B.	Business Overview
We operate tanker vessels that engage in the worldwide transportation of crude oil and oil products using our Aframax/LR2 tankers, which transport crude oil, and Handysize tankers, which transport oil products. As a result of the different characteristics of our Aframax/LR2 tanker vessels and the Handysize tanker vessels and differences in the transportation of crude oil versus the transportation of crude oil and refined petroleum products in terms of trading routes and cargo handling, we have determined that we operate in two reportable segments: (i) the Aframax/LR2 tanker segment and (ii) the Handysize tanker segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. During the period ended December 31, 2021, our Aframax/LR2 tanker vessels operated under time charter contracts, voyage charter contracts and pools entered into by certain of the Tankco Subsidiaries, while our Handysize vessels operated in a Handysize pool. We do not disclose geographic information relating to our segments. When the Company charters a vessel to a charterer, the charterer is free, subject to certain exemptions, to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. For further information, see Note 12 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement.
Our Fleet
The following tables summarize key information about our fleet as of August 10, 2022:
Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Aframax/LR2 Segment(1)
Wonder Polaris	115,351	2005	S. Korea	Unfixed	N/A	N/A	N/A
Wonder Sirius	115,341	2005	S. Korea	TC period	$22,000	Aug-22	Sep-22
Wonder Bellatrix	115,341	2006	S. Korea	Voyage	$26,500(2)	11-Aug-22(3)	N/A
Wonder Musica	106,290	2004	S. Korea	Unfixed	N/A	N/A	N/A
Wonder Avior	106,162	2004	S. Korea	TC period	$35,000	Sep-22	Oct-22
Wonder Vega	106,062	2005	S. Korea	Tanker Pool(4)	N/A	N/A	N/A
Handysize Segment
Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(5)	N/A	N/A	N/A
Wonder Formosa	36,660	2006	S. Korea	Tanker Pool(2)	N/A	N/A	N/A
(1)
On May 9, 2022, we entered into an agreement with an unaffiliated third party for the sale of the Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022.

(2)	For vessels that are employed on the voyage/spot market, the gross daily charter rate is considered as the Daily TCE Rate on the basis of the expected completion date.
(3)	Estimated completion date of the voyage.
(4)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.
(5)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels
Chartering of our Fleet
We intend to actively market our vessels predominantly in the spot voyage market but also on time charter contracts or enter into pool arrangements in order to secure optimal employment in the tanker shipping market.
Charter rates in the spot market are volatile and sometimes fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes, as well as supply and demand for crude oil and oil products carried by ocean-going vessels internationally. Vessels operating in the spot market generate revenue that is less predictable than those under period time charters but may enable us to capture increased profit margins during periods of improvements in the tanker shipping market. Downturns in the crude oil and refined petroleum product industries could result in a reduction in profit margins and lead to losses. Based on market conditions, we may opportunistically look to employ more of our tanker vessels in the spot market under time charter contracts, voyage charter contracts and/or pooling arrangements.
Voyage charters involve a charterer engaging a vessel for a particular journey. A voyage contract is made for the use of a vessel, for which we are paid freight (a fixed amount per ton of cargo carried) on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage. Revenues from voyage charters are typically tied to prevailing market rates and may therefore be more volatile than rates from other charters, such as time charters.
Time charter involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. We typically enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts.
A pool consists of a group of vessels of similar types and sizes provided by various owners for the purpose of enabling a centralized pool operator to engage those vessels commercially. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is separate from pool operations. Their main objective is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the net revenues of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. Pool vessels are marketed as a single group of vessels, primarily in the spot market but also from time to time for time charters, and all revenues earned from the operation of the pool vessels are aggregated together and, after deduction of all costs involved in the operation of the pool, shared between the pool participants based on an agreed key. The size and scope of pools enable them to achieve larger economies of scale and to have better negotiating power with all procurement vendors (e.g., bunker suppliers, port agents, towing companies, etc.) and as a result they are able to reduce their costs for such items. They also achieve geographic diversification by deploying their pool vessels in both Atlantic and Pacific markets while arbitraging from spread opportunities. The diversification in revenue streams due to typically broader shipping capabilities of pool fleet vessels and/or more accessible customer base, alongside payments to pool participants on a set schedule, can stabilize revenues for pool participants, though this may be offset by volatility in spot rates. Furthermore, due to their large fleets, pools can make vessels available for prompt cargoes (which are usually priced at higher than market rates) on short notice and thus they are able to capture the premium of such prompt cargoes. Pools also have higher market visibility which provides them with opportunities not available to smaller tanker market participants. By being able to reduce costs and optimize revenues, pools aim to outperform the industry benchmark indices by utilizing their size and sophistication and improving utilization rates for participating vessels through various methods, including securing backhaul voyages and contracts of affreightment. For further information on our charters and charter terms, please refer to “Item 5. Operation and Financial Results Review—A. Operating Results—Hire Rates and the Cyclical Nature of the Industry”.
As of July 21, 2022, four of our tankers were chartered on the voyage charter market, one on the short period charter market and three of our tankers were participating in pools. We expect that over the second half of 2022, we will transition all of our vessels to participation in pools.
Management of our Business
Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis. Castor Ships manages our business overall and provides us with crew management, technical management, operational employment management, insurance management, provisioning, bunkering, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all of the Company’s vessel sale and purchase transactions, undertaking related shipping project, management advisory and support services, accounting and audit support services, as well as other associated services requested from time to time by us and our ship-owning subsidiaries. Castor Ships may choose to subcontract these services to other parties at its discretion. As of the date of this registration statement, Castor Ships has subcontracted the technical management of all of our tanker vessels to third-party ship-management companies. Castor Ships pays, at its own expense, these technical management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.
In exchange for the above management services, we and our subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of our business, (ii) a daily fee of $975 per vessel for the provision of ship management services under separate ship management agreements entered into by our shipowning subsidiaries, (iii) a commission of 1.25% on all gross income received from the operation of our vessels and (iv) a commission of 1% on each consummated sale and purchase transaction.
For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Environmental and Other Regulations in the Shipping Industry
Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such international conventions, laws, regulations, insurance and other requirements entails significant expense, including for vessel modifications and the implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could have a material adverse effect on our business, financial condition and operating results.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively. Annex VI, which relates to air emissions, was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these requirements.
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs. As of the date of this registration statement, one of our vessels is equipped with a scrubber while our remaining vessels are not equipped with scrubbers and we have transitioned to burning IMO compliant fuels.
Sulfur content standards are even stricter within certain “Emission Control Areas”, or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas are subject to more stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the other jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some respects stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers. This may require us to incur additional operating or other costs. Further, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.
In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to its latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have a high future environmental compliance costs.
In June 2021, IMO’s Marine Environment Protection Committee (“MEPC”) adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, also providing important building blocks for future GHG reduction measures. The new measures require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and will apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s SEEMP. A ship rated D or E for three consecutive years would have to submit a corrective action plan to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy wide GHG reduction by 2030 compared to 1990. The amendments to MARPOL Annex VI (adopted in a consolidated revised Annex VI) are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. This means that the first annual reporting on carbon intensity will be completed in 2023, with the first rating given in 2024. EU shipowners including us are required to comply with this regulation.
We may incur costs to comply with these revised standards including introduction of new emissions software platform applications which will enable continuous monitoring of CIIs as well as automatic generation of CII reports, amendment of SEEMP part II plans and adoption and implementation of ISO 500001 procedures. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, cash flows, financial condition, and operating results.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim, or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention on goal-based ship construction standards for oil tankers stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and from January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Companies may create additional procedures for monitoring cybersecurity in addition to those required by the IMO, which could require additional expenses and/or capital expenditures.
Fuel Regulations in Arctic Waters
MEPC 76 adopted amendments to MARPOL Annex I (addition of a new regulation 43A) to introduce a prohibition on the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after July 1, 2024. The prohibition will cover the use and carriage for use as fuel of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Ships engaged in securing the safety of ships, or in search and rescue operations, and ships dedicated to oil spill preparedness and response would be exempted. Ships which meet certain construction standards with regard to oil fuel tank protection would need to comply on and after July 1, 2029.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in

2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Significant costs of may be incurred to comply with these regulations. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. To date, we have made $1.2 million in capital expenditures relating to the installation of BWTS on our vessels. For further information on these installations, see “—A—Fleet Development and Vessel Capital Expenditures.”
Mandatory mid-ocean exchange ballast water treatment requirements under the BWM Convention may increase the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ballast water compliance requirements could adversely affect our business, results of operations, cash flows and financial condition.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, the Oil Pollution Act of 1990 along with various legislative schemes and common law standards of conduct govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are also required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.
In June 2021, MEPC 76 adopted amendments to the Anti-fouling Convention to prohibit the use of biocide cybutryne contained in anti-fouling systems, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system, as studies have proven that the substance is harmful to a variety of marine organisms.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this registration statement, our vessels are ISM Code certified through their respective third-party managers. Castor Ships has obtained the interim documents of compliance in order to operate the vessels in accordance with the ISM Code and the Anti-fouling Convention. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iii) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to be in compliance going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. Several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the Trump administration had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters. While a U.S. federal court has since granted an injunction against this executive order, the sale of a large number of previously auctioned oil and gas leases in the Gulf of Mexico has recently been blocked by another U.S. federal court. The U.S. Department of Justice is currently appealing the injunction against the executive order. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations or demand for our vessels and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills, including bunker fuel spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Some of these laws are more stringent than U.S. federal law in some respects. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. The Company intends to be in compliance with all applicable state regulations in the relevant ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and operating results.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of greenhouse gasses, volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels which have not already installed this equipment or the implementation of other port facility disposal procedures as a result of which we may incur additional capital expenditures or may otherwise have to restrict certain of our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in MARPOL Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. This will require shipowners to buy permits to cover these emissions. On 14 July 2021, the EU Commission proposed legislation to amend the European Union Emissions Trading Scheme (“EU ETS”) to include shipping emissions which would be phased in beginning in 2023.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intended to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which took effect on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. The MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, in line with the targets established in the 2018 Initial IMO Strategy for Reducing GHG Emissions from Ships and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their EEXI following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (CII) and CII rating. Carbon intensity links the GHG emissions to the transport work of ships. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, implementation of regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market is also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, U.S. President Trump signed an executive order to review and possibly eliminate elements of EPA’s plan to cut greenhouse gas emissions. Subsequent rules rolled back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, the Biden administration recently directed the EPA to publish a rules suspending, revising, or rescinding certain of these regulations. The EPA or individual U.S. states could enact additional environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed or further implement the Kyoto Protocol or Paris Agreement which further restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change results in sea level changes or increases in extreme weather events.
International Labour Organization
The International Labour Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. Our vessels are certified as per MLC 2006 and, we believe, in substantial compliance with the MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia in the Gulf of Aden and off the coast of Nigeria in the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by the applicable IACS Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Nippon Kaiji Kyokai, etc.).
A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and operating results.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental events, and the liabilities arising from owning and operating vessels in international trade. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates. Any of these occurrences could have a material adverse effect on our business.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, war risk insurance, freight, demurrage and defense insurance for all tanker vessels in our fleet and loss of hire insurance on two of our tanker vessels, which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations” or clubs, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. There are 13 P&I Associations that comprise the “International Group”, a group of P&I Associations that insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Competition
We operate in markets that are highly competitive. The process of obtaining new employment for our fleet generally involves intensive screening, and competitive bidding, and often extends for several months. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. Demand for tanker vessels fluctuates in line with the main patterns of trade for Aframax/LR2 and Handysize tanker cargoes and varies according to supply and demand for such products. Ownership of tanker vessels is highly fragmented.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.
Seasonality
Based on the Tankco Subsidiaries’ historical data and industry trends, we expect demand for our Aframax/LR2 and Handysize vessels to exhibit seasonal variations and, as a result, charter and freight rates to fluctuate. These variations may result in quarter-to-quarter volatility in our operating results for our vessels when trading in the spot trip or voyage charter market or if on period time charter when a new time charter is being entered into. Seasonality in the tanker shipping sector in which we operate could materially affect our operating results and cash flows.
C.	Organizational Structure
We were incorporated by Castor in the Republic of the Marshall Islands on July 29, 2022, with our principal executive offices located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. A list of our subsidiaries is filed as Exhibit 8.1 to this registration statement on Form 20-F.
D.	Property, Plants and Equipment
We own no properties other than our vessels. For a description of our fleet, please see “B. Business Overview—Our Fleet.”
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the results of our operations and our financial condition should be read in conjunction with the Combined Carve-Out Financial Statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements.” Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.” For example, the Company’s business could be materially and adversely affected by the risks, or the public perception of the risks related to the COVID-19 pandemic. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise.
A.	Operating Results
Principal factors impacting our business, results of operations and financial condition
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the tanker shipping industry and within our Aframax/LR2 and Handysize segments;
•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;
•
The successful implementation of a growth business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•	The global economic growth outlook and trends;
•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine;

•	The employment and operation of our fleet including the utilization rates of our vessels;
•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;
•
The ability to maintain solid working relationships with our existing charterers and pool operators and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals by oil majors of our manager and/or sub-managers for the management of our tanker vessels;
•	Dry-docking and special survey costs and duration, both expected and unexpected;
•	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;
•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders; and
•	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto; and
•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty.
Hire Rates and the Cyclical Nature of the Industry
One of the factors that impacts our profitability is the hire and freight rates at which we are able to fix our vessels. The shipping industry is cyclical with attendant volatility in rates and, as a result, profitability. The tanker shipping sector has been characterized by long and short periods of imbalances between supply and demand, causing charter rates to be volatile.
The degree of charter rate volatility among different types of tanker vessels has varied widely, and charter rates for these vessels have also varied significantly in recent years. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the crude oil and refined petroleum products carried by ocean going vessels internationally. The factors and the nature, timing, direction and degree of changes in industry conditions affecting the supply and demand for vessels are unpredictable to a great extent and outside our control.
Our vessel deployment strategy seeks to maximize revenues throughout industry cycles while maintaining cash flow stability and foreseeability. Our gross revenues on a standalone basis for the period ended December 31, 2021 consisted predominantly of hire earned under voyage charter contracts, as well as revenue under time charter contracts and pool revenues derived from our Handysize tanker vessels and one of our Aframax/LR2 tanker vessels. For a description of these chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.
The tanker shipping industry has also varied significantly. In 2021, the spot tanker market performed at weak charter revenue levels particularly during the second and the third quarters of the year, with a trend of recovery during the fourth quarter. Overall, it was one of the worst years for spot crude tanker trades since 2009. Deadweight carrying capacity of the tanker fleet increased by approximately 1.6% in 2021, while demand for crude oil and products is expected to have increased at a higher pace. However, uncertainty remains due to the COVID-19 pandemic and trading disruptions in crude oil and oil products stemming from sanctions imposed against Russia, each of which negatively affect the mobility of and demand for crude oil and refined petroleum products. Volatility in charter rates in the tanker market also may affect the value of tanker vessels, which occasionally follow the trends of tanker charter rates, and similarly affects our earnings, cash flows and liquidity.
Our future gross revenues may be affected by the commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements. See Note 9 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement for a breakdown of revenues per category.
Year-to-year comparisons of gross revenues are not necessarily indicative of vessel performance. We believe that the TCE rate provides a more accurate measure for comparison.
Employment and operation of our fleet
Another factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the tanker shipping industry, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-managers’ ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers business, our customer base is currently concentrated to a small number of charterers. In 2021, 48% of our revenues were earned on time and voyage charters entered into with two key charterers. The breadth of our customer base has and will continue to impact the profitability of our business. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.
Important Measures and Definitions for Analyzing Results of Operations
Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:
Vessel Revenues. Vessel revenues are generated from voyage charters, time charters and pool arrangements. Vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.
We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For a breakdown of vessel revenues for the year ended December 31, 2021, please refer to Note 9 to our Combined Carve-Out Financial Statements included elsewhere in this registration statement. For a description of these types of chartering arrangements, refer to “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.
Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.
Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and ship management fees. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership days for the relevant period.
Off-hire. The period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.
Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.
Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.
Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.
Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, voyage expenses are borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.
Daily vessel operating expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income/(Loss), the most directly comparable U.S. GAAP measure.

The following tables reconcile our combined and per segment Daily TCE Rate and our combined EBITDA to the most directly comparable GAAP measures for the periods presented and present operational metrics of the Company on a combined basis and per operating segment for the year ended December 31, 2021 (amounts in U.S. dollars, except for utilization and days).
Reconciliation of Daily TCE Rate to vessel revenues, net — Combined
Year Ended December 31,
2021
(In U.S. dollars, except for Available Days)
Vessel revenues, net	$29,264,268
Voyage expenses -including commissions from related parties	(11,059,518)
TCE revenues	$18,204,750
Available Days	1,814
Daily TCE Rate	$10,036
Reconciliation of Daily TCE Rate to vessel revenues, net — Aframax/LR2 Tanker Segment
Year Ended December 31,
2021
(In U.S. dollars, except for Available Days)
Vessel revenues, net	$26,559,413
Voyage expenses -including commissions from related parties	(11,003,925)
TCE revenues	$15,555,488
Available Days	1,446
Daily TCE Rate	$10,758
Reconciliation of Daily TCE Rate to vessel revenues, net — Handysize Tanker Segment
Year Ended December 31,
2021
(In U.S. dollars, except for Available Days)
Vessel revenues, net	$2,704,855
Voyage expenses -including commissions from related parties	(55,593)
TCE revenues	$2,649,262
Available Days	368
Daily TCE Rate	$7,199
Operational Metrics Combined
Year Ended December 31,
2021
Daily vessel operating expenses	$6,671
Ownership Days	1,853
Available Days	1,814
Operating Days	1,796
Fleet Utilization	99%
Daily TCE Rate	$10,036
EBITDA	$3,115,260

Operational Metrics — Aframax/LR2 Tanker Segment
Year Ended December 31,
2021
Daily vessel operating expenses	$6,761
Ownership Days	1,446
Available Days	1,446
Operating Days	1,428
Fleet Utilization	99%
Daily TCE Rate	$10,758
Operational Metrics — Handysize Tanker Segment
Year Ended December 31,
2021
Daily vessel operating expenses	$6,352
Ownership Days	407
Available Days	368
Operating Days	368
Fleet Utilization	100%
Daily TCE Rate	$7,199
Reconciliation of EBITDA to net loss Combined
Year Ended December 31,
2021
(In U.S. dollars)
Net Loss	$(1,430,391)
Depreciation and amortization	3,834,117
Interest and finance costs, net (1)	505,360
U.S. source income taxes	206,174
EBITDA	$3,115,260
(1)	Includes interest and finance costs and interest income, if any.

Combined Results of Operations
Year ended December 31, 2021
We entered the tanker shipping business in the first quarter of 2021 and, accordingly, no comparative financial information exists for the year ended December 31, 2020. As at December 31, 2021, our tanker fleet consisted of seven Aframax/LR2 and two Handysize tanker vessels. One of the seven Aframax tanker vessels, the Wonder Arcturus, was sold and delivered to its new owners on July 15, 2022. For further information on our vessel acquisitions, refer to “Combined Tankco Subsidiaries” in Note 1 to our of our Combined Carve-Out Financial Statements included elsewhere in this registration statement.
Year ended December 31, 2021
(In U.S. Dollars, except for share data)
Vessel revenues (net of charterers’ commissions)	$29,264,268
Expenses:
Voyage expenses (including commissions to related party)	(11,059,518)
Vessel operating expenses	(12,361,871)
Management fees to related parties	(1,853,850)
Depreciation and amortization	(3,834,117)
General and administrative expenses (1)	(889,096)
Operating loss	(734,184)
Interest and finance costs, net (2)	(505,360)
Foreign exchange gains	15,327
US source income taxes	(206,174)
Net loss and comprehensive loss	$(1,430,391)
(1)
Includes $326,642 paid to Castor Ships. The Company’s management arrangements were amended by mutual consent on [•], 2022. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Notes 3 and 14 to the Combined Carve-Out Financial Statements contained elsewhere in this registration statement.

(2)	Includes interest and finance costs, net of interest income.
Vessel revenues, net
Vessel revenues, net of charterers’ commissions for our tanker fleet amounted to $29.3 million in the year ended December 31, 2021. During the year ended December 31, 2021, we owned on average 5.1 tanker vessels over the calendar year that earned on average a daily TCE rate of $10,036. During the period in which we owned them, three of our tanker vessels were engaged in the voyage charter market, three in the time charter market and three operated in pools.
Voyage Expenses
Voyage expenses for our tanker fleet amounted to $11.1 million in the year ended December 31, 2021. As noted under Vessel revenues, net, during the year ended December 31, 2021, three of our tanker vessels operated in the voyage charter market. When our vessels trade in this market, voyage expenses are borne by us. We also incur voyage expenses during the repositioning of our vessels. Voyage expenses during the year ended December 31, 2021, consisted primarily of bunker consumption expenses, port expenses and brokerage commissions.
Vessel Operating Expenses
Operating expenses for our tanker fleet amounted to $12.4 million in the year ended December 31, 2021.
Management Fees
Management fees for our tanker fleet amounted to $1.9 million in the year ended December 31, 2021, of which $1.3 million related to technical management fees charged by Pavimar S.A., our former technical manager, and $0.6 million related to commercial management fees charged by Castor Ships. For further information, see Note 3 to the Combined Carve-Out Financial Statements included elsewhere in this registration statement.

Depreciation and Amortization
Depreciation and amortization expenses for our tanker fleet amounted to $3.8 million in the year ended December 31, 2021. During the year ended December 31, 2021, one Handysize tanker vessel in the Company’s tanker fleet, the Wonder Mimosa, underwent its scheduled dry-dock and special survey resulting in period dry-dock amortization charges amounting to $0.2 million.
General and administrative expenses
General and administrative expenses amounted to $0.9 million in the year ended December 31, 2021 and reflect expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of the tanker fleet vessels to the total Ownership Days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees.
Interest and finance costs, net – Interest and finance costs, net amounted to $0.5 million in the year ended December 31, 2021, and mainly relate to interest and finance changes associated with our $18.0 million term loan facility.
Year ended December 31, 2021 — Aframax/LR2 Tanker Segment
We entered the Aframax/LR2 tanker shipping business in the first quarter of 2021 and, accordingly, no comparative financial information exists for the year ended December 31, 2020.
Year ended December 31, 2021
(In U.S. Dollars, except for share data)
Vessel revenues (net of charterers’ commissions)	$26,559,413
Expenses:
Voyage expenses (including commissions to related party)	(11,003,925)
Vessel operating expenses	(9,776,724)
Management fees to related parties	(1,433,950)
Depreciation and amortization	(3,087,764)
Operating income	1,257,050
(1)	Does not include corporate general and administrative expenses. See the discussion under “Combined Results of Operations” above.
Vessel revenues, net
Vessel revenues, net of charterers’ commissions for our Aframax/LR2 tanker segment amounted to $26.6 million in the year ended December 31, 2021. During the year ended December 31, 2021, we owned on average 4.0 Aframax/LR2 tanker vessels that earned on average a daily TCE rate of $10,758. During the period in which we owned them, three of our Aframax/LR2 vessels were engaged in the voyage charter market, three in the time charter market and one, the M/T Wonder Vega, operated in a pool.
Voyage Expenses
Voyage expenses for our Aframax/LR2 tanker segment amounted to $11.0 million in the year ended December 31, 2021. As noted under Vessel revenues, net, during the year ended December 31, 2021, three of our Aframax/LR2 vessels operated in the voyage charter market. When our vessels trade in this market, voyage expenses are borne by us. We also incur voyage expenses during the repositioning of our vessels. Voyage expenses for our Aframax/LR2 segment during the year ended December 31, 2021, consisted primarily of bunker consumption expenses, port expenses and brokerage commissions.
Vessel Operating Expenses
Operating expenses for our Aframax/LR2 tanker segment amounted to $9.8 million in the year ended December 31, 2021.

Management Fees
Management fees for our Aframax/LR2 tanker segment amounted to $1.4 million in the year ended December 31, 2021. For further information, see Note 3 to the Combined Carve-Out Financial Statements included elsewhere in this registration statement.
Depreciation and Amortization
Depreciation and amortization expenses for our Aframax/LR2 tanker segment amounted to $3.1 million in the year ended December 31, 2021.
Year ended December 31, 2021 — Handysize Tanker Segment
We entered the Handysize tanker business in the second quarter of 2021 and accordingly no comparative financial information exists for the year ended December 31, 2020.
Year ended December 31, 2021
(In U.S. Dollars, except for share data)
Vessel revenues (net of charterers’ commissions)	$2,704,855
Expenses:
Voyage expenses (including commissions to related party)	(55,593)
Vessel operating expenses	(2,585,147)
Management fees to related parties	(419,900)
Depreciation and amortization	(746,353)
Operating loss	(1,102,138)
(1)	Does not include corporate general and administrative expenses. See the discussion under “Combined Results of Operations” above.
Vessel revenues, net
Vessel revenues, net of charterers’ commissions, for our Handysize tanker segment amounted to $2.7 million in the year ended December 31, 2021. During the year ended December 31, 2021, we owned on average 1.1 Handysize tanker vessels over the calendar year that earned a daily TCE rate of $7,199. During the period in which we owned them, both our Handysize tanker vessels were engaged in a pool.
Voyage Expenses
Voyage expenses for our Handysize tanker segment amounted to $0.1 million in the year ended December 31, 2021 mainly comprising of brokerage commissions.
Vessel Operating Expenses
Operating expenses for our Handysize tanker segment amounted to $2.6 million in the year ended December 31, 2021.
Management Fees
Management fees for our Handysize tanker segment amounted to $0.4 million in the year ended December 31, 2021.
Depreciation and Amortization
Depreciation and amortization expenses amounted to $0.7 million in the year ended December 31, 2021. During the year ended December 31, 2021, one Handysize tanker vessel in the Company’s tanker fleet, the Wonder Mimosa, underwent its scheduled dry-dock and special survey resulting in period dry-dock amortization charges amounting to $0.2 million.

Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•
an exemption from the auditor attestation requirement of management’s assessment of the effectiveness of the emerging growth company’s internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, as of the last business day of our most recently completed second fiscal quarter or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares—We are an ‘emerging growth company’ and we cannot be certain if the reduced requirements applicable to emerging growth companies will make our securities less attractive to investors.” We have irrevocably elected to opt out of such extended transition period.
B.	Liquidity and Capital Resources
We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facility. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
Two of our subsidiaries, Rocket Shipping Co. and Gamora Shipping Co., have entered into an $18.0 million term loan facility. In connection with the Spin Off, we have replaced Castor as guarantor for this facility. See “—Our Borrowing Activities” below. As of December 31, 2021, we had cash and cash equivalents of $5.0 million (which excludes $0.7 million of cash restricted under our debt agreement). Cash and cash equivalents are primarily held in U.S. dollars.
Working capital is equal to current assets minus current liabilities. As of December 31, 2021 we had a working capital surplus of $5.7 million.
We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this registration statement, will be sufficient to fund the operations of our fleet, meet our normal working capital requirements and service the principal and interest on our debt for that period.

For a discussion of our management agreements with our related-party manager and relevant fees charged, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Capital Expenditures
From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations and debt issuances. As of December 31, 2021 and the date of this registration statement, we did not have any commitments for capital expenditures related to vessel acquisitions.
As of December 31, 2021, we had entered into contracts to purchase and install BWTS on five of our tankers, one of which, the Wonder Arcturus, was sold on May 9, 2022, and delivered to its new owners on July 15, 2022. As of the date of this registration statement, we have completed and put into use the BWTS installation on one of the four remaining contracted tankers, the Wonder Mimosa. The contracted BWTS system installations on the other three vessels are expected to be concluded one during 2022 and two during 2024. It is currently estimated that the contractual obligations related to these purchases, excluding installation costs, will be on aggregate approximately €1.2 million (or $1.3 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0489 as of June 30, 2022), all of which are due in 2024.
A failure to fulfill our capital expenditure commitments generally results in a forfeiture of advances paid with respect to the contracted acquisitions and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract(s). Such events could have a material adverse effect on our business, financial condition, and operating results.
Equity Transactions
As of the date of this registration statement, we have not raised capital through equity financing. In the future, we may utilize equity financing to fund our capital requirements.
Our Borrowing Activities
As of December 31, 2021, $16.3 million of gross indebtedness was outstanding under our $18.0 million term loan facility attributable to our Aframax/LR2 segment. Of this amount, $3.1 million matures in the twelve-month period ending December 31, 2022, of which $1.7 million has been repaid as of the date of this registration statement.
Borrowing commitments, as of December 31, 2021, relating to debt and interest repayments under our credit facilities, amounted to $17.6 million, of which $3.5 million mature in less than one year. The calculation of interest payments has been made assuming interest rates based on the LIBOR specific to our credit facility as of December 31, 2021, and our applicable margin rate.
As of December 31, 2021, we also were in compliance with all the financial and liquidity covenants contained in this debt agreement.
$18.0 Million Term Loan Facility
The following is a summary of our $18.0 million term loan facility entered into by two of our wholly owned tanker vessel ship-owning subsidiaries, Rocket Shipping Co. and Gamora Shipping Co., and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this registration statement on Form 20-F.
On April 27, 2021, two of our wholly owned ship-owning subsidiaries, Rocket Shipping Co. and Gamora Shipping Co., entered into a $18.0 million senior secured term loan facility with Alpha Bank S.A. The facility was drawn down in two tranches on May 7, 2021. This facility has a term of four years from the drawdown date, bears interest at a 3.20% margin over LIBOR per annum and is repayable in (a) 16 quarterly instalments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.5 million payable at maturity.
The above facility is secured by a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers (the Wonder Sirius and the Wonder Polaris), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and was initially guaranteed by Castor. In connection with the Spin Off, we have replaced Castor as Guarantor to the $18.0 million term loan facility and Castor no longer has any obligations under such facility. The facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain amount of minimum liquidity deposit per collateralized vessel (pledged in favor of the lender), and, (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above to the aggregate principal amounts due under the facility. For further information on our $18.0 million senior secured term loan facility, see Note 6 to the financial statements included elsewhere in this registration statement.
Cash Flows
The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the years ended December 31, 2021. For further details, please refer to the Combined Carve-Out Statement of Cash Flows and related notes included elsewhere in this registration statement. We entered the tanker shipping business in the first quarter of 2021 and, accordingly, no comparative financial information exists for the year ended December 31, 2020.
For the year ended
December 31, 2021
(in U.S Dollars)
Net cash used in operating activities	(4,415,044)
Net cash used in investing activities	(111,288,060)
Net cash provided by financing activities	121,366,515
Operating Activities: Cash outflows related to our operating activities amounted to $4.4 million for the year ended December 31, 2021, consisting of net loss of $1.4 million, non-cash adjustments related to depreciation and amortization of $3.9 million and a net increase of $6.9 million in working capital accounts. The negative working capital is largely driven by the existence as of December 31, 2021 of $4.1 million in accounts receivable, consisting of items such as receivables from charterers for hire, freight, pool revenue, and other potential sources of income (including ballast bonus compensation and/or holds cleaning compensation, etc.), and $3.1 million in inventories, consisting of items such as bunkers, lubricants and provisions on board each vessel.
Investing Activities: Net cash used in investing activities amounting to $111.3 million for the year ended December 31, 2021, mainly reflects (i) the cash outflows associated with the acquisition of the seven Aframax/LR2 tanker vessels and the two Handysize tanker vessels comprising as at December 31, 2021 our tanker fleet and (ii) the BWTS installation performed during 2021 on the Wonder Mimosa.
Financing Activities: Net cash provided by financing activities during the year ended December 31, 2021 amounting to $121.4 million, relates to (i) net contributions from Castor amounting to $105.5 million, (ii) the $17.6 million net proceeds related to our $18.0 million term loan facility (as discussed above and further under Note 6 of our Combined Carve-Out Financial Statements included elsewhere in this registration statement), as offset by (iii) $1.7 million of period scheduled principal repayments in connection with our $18.0 million credit facility.
Net cash contributions from Castor to Tankco are accounted for through the ‘Net parent investment account’. Accordingly, none of Castor’s cash, cash equivalents or debt at the corporate level have been assigned to Tankco in the Combined Carve-Out Financial Statements.
C.	Research and Development, Patents and Licenses, Etc.
Not applicable.
D.	Trend Information
Our results of operations depend primarily on the charter rates that we are able to realize. Charter hire rates paid for tanker vessels are primarily a function of the underlying balance between vessel supply and demand. For a discussion regarding the market performance, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Cyclical Nature of the Industry.”

There can be no assurance as to how long charter rates will remain at their current levels or whether they will improve or deteriorate and, if so, when and to what degree. That may have a material adverse effect on our future growth potential and our profitability. Also, the Company’s business could be adversely affected by the risks, or the public perception of the risks and travel restrictions related to the COVID-19 pandemic. The Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results. Furthermore, many economies worldwide have experienced inflationary pressures. In particular, the global price of oil has been highly volatile over the first half of 2022. For further information, see “Item 3. Key Information—D. Risk Factors—The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of oil and refined petroleum products, and may be affected by a decrease in the demand for such products and the volatility in their prices”. Such inflationary pressures and disruptions could adversely impact our operating costs and demand and supply for the crude oil and/or refined petroleum products we transport. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, reducing demand for the crude oil and/or refined petroleum products we carry, and cause a reduction in trade. As a result, the volumes of crude oil and/or refined petroleum products we deliver and/or charter rates for our vessels may be affected. These factors could have an adverse effect on our business, financial condition, cash flows and operating results.
E.	Critical Accounting Estimates
Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read “Item 18. Financial Statements” and more precisely Note 2 of the Combined Carve-Out Financial Statements included elsewhere in this registration statement.
Vessel Impairment
The Company reviews for impairment its long-lived assets held and used whenever events or changes in circumstances (such as market conditions, obsolescence or damage to the asset, potential sales and other business plans) indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical.
Our estimates of basic market value assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for the vessels received from a third-party independent shipbroker approved by our financing providers. Vessel values are highly volatile. Accordingly, our estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were to be sold.
As of December 31, 2021, the charter-free market value of all our vessels exceeded their carrying value, thus, no undiscounted cash flow tests were deemed necessary to be performed for any of our vessels.
We perform undiscounted cash flow tests when necessary, as an impairment analysis, in which we made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:
•	the charter revenues from existing time charters for the fixed fleet days;
•	estimated vessel operating expenses and voyage expenses;
•	estimated dry-docking expenditures;

•
an estimated gross daily charter rate for the unfixed days (based on the ten-year average of the historical six-months and one-year time charter rates available for each type of vessel) over the remaining economic life of each vessel, excluding days of scheduled off-hires and net of commissions;

•	residual value of vessels;
•	management fees;
•	an estimated utilization rate; and
•	the remaining estimated life of our vessels.
The net operating undiscounted cash flows are then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference, if any, between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company’s accounts as impairment loss.
Although we believe that the assumptions used to evaluate potential impairment, which are largely based on the historical performance of our fleet, are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment.
Our assumptions, based on historical trends, and our accounting policies are as follows:
•
Our secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the full useful life of vessels to be 25 years from the date of initial delivery from the shipyard;

•	estimated useful life of vessels takes into account commercial considerations and regulatory restrictions;
•
estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends. We believe that the ten-year average historical time charter rate is appropriate (or less than ten years if appropriate data is not available) for the following reasons:

•	it reflects more accurately the earnings capacity of the type, specification, deadweight capacity and average age of our vessels;
•	it reflects the type of business conducted by us (period as opposed to spot);
•	it is an appropriate period to capture the volatility of the market and includes numerous market highs and lows so as to be considered a fair estimate based on past experience; and
•	respective data series are adequately populated;
•	estimates of vessel utilization, including estimated off-hire time are based on the historical experience of our fleet;
•
estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs based on the historical experience of our fleet and our expectations of future operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate; and
•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.
The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officer. Our Board currently consists of three directors. At our first annual general meeting of shareholders, our Board will be divided into three classes of directors (Class A, Class B and Class C). Our Class A, Class B and Class C directors’ initial terms will expire at our first, second and third annual meeting of shareholders thereafter, respectively. Following the expiration of our directors initial terms, directors shall be elected annually on a staggered basis thereafter and each director will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Following the appointment of three directors to our Board on [•], 2022, we appointed [•] as Class A director, [•] as Class B director and Petros Panagiotidis as Class C director. If the number of directors on our Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible. The business address of each of our directors and executive officer listed below is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.
Name	Age	Position
Petros Panagiotidis	32	Chairman, Chief Executive Officer, Chief Financial Officer and Class C Director
[•]	[•]	Secretary and Class B Director
[•]	[•]	Class A Director
Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.
Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer
Petros Panagiotidis, is the founder of the Company and Castor. He has served as our Chairman, Chief Executive Officer and Chief Financial Officer since our inception in July 2022 and has served as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Castor since its inception in 2017. During his years with Castor, he has been actively engaged in its successful listing on the Nasdaq Capital Market in February 2019. Mr. Panagiotidis is responsible for the implementation of our business strategy and the overall management of our affairs. Prior to founding the Company and Castor, he gained extensive experience working in shipping and investment banking positions focused on operations, corporate finance and business management. He holds a bachelor’s degree in International Studies and Mathematics from Fordham University and a Master’s Degree in Management and Systems from New York University.
[•], Secretary and [•] Director
[•]
[•], [•] Director
[•]
B.	Compensation
The services rendered by our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, are included in our master management agreement with Castor Ships and we provide no separate compensation to him. For a full description, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” below. We pay our non-executive directors fees in the aggregate amount of $[•] per annum, or $[•] per director per annum, plus reimbursement for their out-of-pocket expenses. Our Chief Executive Officer and Chief Financial Officer who also serves as our director does not receive additional compensation for his service as director.
C.	Board Practices
Our Board currently consists of three directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.

Our audit committee is comprised of our independent directors, [•] and [•]. Our Board has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules. Our Board has determined that [•] is an “Audit Committee Financial Expert” under the Commission’s rules and the corporate governance rules of the Nasdaq Capital Market. The audit committee is responsible for our external financial reporting function as well as for selecting and meeting with our independent registered public accountants regarding, among other matters, audits and the adequacy of our accounting and control systems.
Officers are appointed from time to time by our Board and hold office until a successor is appointed.
D.	Employees
We have no employees. Our vessels are commercially and technically managed by Castor Ships. For further details, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.
E.	Share Ownership
With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”. Please also see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of the holder of our Series B Preferred Shares relative to the rights of holders of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
Based on information available to us, including information contained in public filings, there were no beneficial owners of 5% or more of our common shares. The following table sets forth certain information regarding the beneficial ownership of the common shares and Series B Preferred Shares of all of our directors and officers immediately after the Spin Off.
The percentage of beneficial ownership is based on [•] common shares outstanding as of [•], 2022.
Name of Beneficial Owner	No. of Common Shares	Percentage
All executive officers and directors as a group(1) (2)	—	—%
(1)	Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common shares.
(2)
Petros Panagiotidis holds [•] common shares and [•] Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares). Please see “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of the holder of our Series B Preferred Shares relative to the rights of the holders of our common shares.

All of our common shareholders are entitled to one vote for each common share held. As of [•], 2022 there were [91] holders of record of Castor’s common shares, [two] of which have a U.S. mailing address, and who are expected to receive our common shares in the Distribution. One of these holders is CEDE & Co., a nominee company for The Depository Trust Company, which held approximately [•]% of Castor’s outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.
B.	Related Party Transactions
From time to time, we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. Related party transactions are subject to review and approval of a special committee composed solely of independent members of our Board.
Management, Commercial and Administrative Services
Our vessels are commercially and technically managed by Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer under a master management agreement entered into on [•], 2022 with effect as of [•], 2022, between Tankco, Tankco’s shipowning subsidiaries and Castor Ships (the “Master Management Agreement”). The following is a summary of such agreement and is qualified in its entirety by reference to the full text of the relevant agreement, which is attached as an exhibit hereto and incorporated by reference into this registration statement on Form 20-F.
Castor Ships manages our business overall and provides us with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters. Castor Ships shall generally not be liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships shall in no circumstances be responsible for the actions of the crews of our vessels. We have also agreed to indemnify Castor Ships in certain circumstances. Under the terms of the Master Management Agreement, our shipowning subsidiaries have also entered into separate management agreements appointing Castor Ships as commercial and technical manager of their vessels (collectively, the “Ship Management Agreements”).
Castor Ships may choose to subcontract some of these services to other parties at its discretion. As of the date of this registration statement, Castor Ships had subcontracted, with our consent, the technical management of all our eight tanker vessels to third-party ship-management companies. Castor Ships pays, at its own expense, these third-party management companies a fee for the services it has subcontracted to them, without burdening the Company with any additional cost.
In exchange for these services, we pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of our business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of our vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of our vessel owning subsidiaries pays Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the Ship Management Agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Master Management Agreement’s effective date. We may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of repairs, maintenance or structural changes to our vessels.
The Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of our assets or changes in key personnel such as our current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.
The Spin Off Resolutions
On [•], 2022, our Board resolved, among other things, (i) to focus our efforts on our current business of tanker shipping services, (ii) that we have no interest or expectancy to participate or pursue any opportunity in areas of business outside of the tanker shipping business and (iii) that Petros Panagiotidis, our director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates, such as Castor Ships, are not required to offer or inform us of any such opportunity. This does not preclude us, however, from pursuing opportunities outside of the tanker shipping business if in the future our Board determines to do so. Nevertheless, focusing our efforts on tanker shipping may reduce the scope of opportunities we may exploit.
Similarly on [•], 2022, RemainCo’s board resolved, among other things, (i) to focus its efforts on its current business of dry bulk shipping services, (ii) that RemainCo has no interest or expectancy to participate or pursue any opportunity in areas of business outside of the dry bulk shipping business and (iii) that Petros Panagiotidis, its director, Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder and his affiliates are not required to offer or inform it of any such opportunity. This does not preclude RemainCo from pursuing opportunities outside of its declared business focus area, including in the tanker shipping business, if in the future RemainCo’s board determines to do so.
Under the terms of the Spin Off, Mr. Panagiotidis will devote such portion of his business time and attention to our business as is appropriate and will also devote substantial time to RemainCo’s business and other business and/or investment activities that Mr. Panagiotidis maintains now or in the future. Mr. Panagiotidis’ intention to provide adequate time and attention to other ventures will preclude him from devoting substantially all his time to our business. Our Board and RemainCo’s board have each resolved to accept this arrangement.
Contribution and Distribution Agreement
The following description of the Contribution and Distribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Contribution and Distribution Agreement, which is included as an exhibit to this registration statement. The terms of the transactions which are the subject of the Contribution and Distribution Agreement were negotiated and approved by the Special Committee.
We will enter into the Contribution and Distribution Agreement with Castor, pursuant to which (i) Castor will, prior to the Distribution Date, contribute the Tankco Subsidiaries, together with $20.0 million in cash, to us in exchange for all our issued and outstanding common shares, 40,000 Series A Preferred Shares and the issue of [•] Series B Preferred Shares to Pelagos against payment of their nominal value, (ii) RemainCo will indemnify us and the Tankco Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries it retains after to the Distribution Date and we will indemnify RemainCo for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to us or the Tankco Subsidiaries, and (iii) we will agree to replace Castor as guarantor under the $18.0 million term loan facility. The Contribution and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Castor.
Under the Contribution and Distribution Agreement, Castor will distribute all of our outstanding common shares to holders of its common stock, with [one] of our common share[s] being distributed for every [•] share[s] of Castor’s common stock held by Castor stockholders as of the Record Date.
Any and all agreements and commitments, currently existing between us and our subsidiaries, on the one hand, and Castor and its subsidiaries, on the other hand, will terminate as of the Distribution Date.
C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and other Financial Information
Please see “Item 18. Financial Statements.”
Legal Proceedings
To our knowledge, we are not currently a party to any legal proceedings that, if adversely determined, would have a material adverse effect on our financial condition results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. We are, and from time to time in the future may be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Dividend Policy
We are a recently formed company and have a limited performance record and operating history. Accordingly, we cannot assure you that we will be able to pay dividends at all, and our ability to pay dividends will be subject to the limitations set forth below and under “Item 3. Risk Factors—Risks Relating to our Common Shares—Our Board may never declare dividends.”
Under our Bylaws, our Board may declare and pay dividends in cash, stock or other property of the Company. Any dividends declared will be in the sole discretion of the Board and will depend upon factors such as earnings, increased cash needs and expenses, restrictions in any of our agreements (including our current and future credit facilities), overall market conditions, current capital expenditure programs and investment opportunities, and the provisions of Marshall Islands law affecting the payment of distributions to shareholders (as described below), and will be subject to the priority of our Series A Preferred Shares. The foregoing is not an exhaustive list of factors which may impact the payment of dividends.
Dividends on our Series A Preferred Shares accrue and are cumulative from their issue date and are payable quarterly, assuming dividends have been declared by our Board or any authorized committee thereof out of legally available funds for such purpose. From, and including, their issue date to, but excluding, the fifth anniversary of the issue date (the “reset date”), the dividend rate for the Series A Preferred Shares will be 1.00% per annum of the stated amount of $1,000 per share; for each quarterly dividend period commencing on or after the reset date, the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.5, provided, however, that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. We may redeem the Series A Preferred Shares at any time, in whole or in part, at a redemption price of $1,000 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.
In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have substantially identical rights and preferences to our Series B Preferred Shares and will be issued pro rata to holder(s) of the Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights.
See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more detailed descriptions of the Series A Preferred Shares and Series B Preferred Shares.
Marshall Islands law provides that we may pay dividends on and redeem any shares of capital stock only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law, we may not pay dividends on or redeem any shares of capital stock if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.
Any dividends paid by us may be treated as ordinary income to a U.S. shareholder. Please see the section entitled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” for additional information relating to the U.S. federal income tax treatment of our dividend payments, if any are declared in the future.
We have not paid any dividends to our shareholders as of the date of this registration statement.

B.	Significant Changes
There have been no significant changes since the date of the Combined Carve-Out Financial Statements included in this registration statement, other than those described in Note 14 of such Combined Carve-Out Financial Statements.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details
There is currently no existing public trading market for our common shares. We have applied to list our common shares and associated Preferred Stock Purchase Rights under the Rights Agreement on the Nasdaq Capital Market under the symbol “[•]”.
Castor will distribute all [•] of our common shares, par value $0.001 per share, on [•], 2022 by the declaration and issuance of a pro rata distribution to holders of Castor’s common shares as of the Record Date. Castor may sell additional shares of its common shares and it may have a greater number of shares outstanding on the Spin Off record date but we do not expect the distribution ratio to change if this occurs. The Spin Off is conditioned on, among other things, the approval of Castor’s board of directors and obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on the Nasdaq Capital Market and the effectiveness of this registration statement.
B.	Plan of Distribution
Not applicable.
C.	Markets
Please see “Item 9. The Offer and Listing—A. Offer and Listing Details.”
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
See “—B. Memorandum and Articles of Association” for a summary description of our capital stock and the material terms of our Articles of Incorporation and Bylaws. For more complete information, you should read our Articles of Incorporation and our Bylaws, as amended, and the statements of designation for our capital stock, copies of which are filed as exhibits to this registration statement and are incorporated herein by reference. Unless the context otherwise requires, in this “Item 10. Additional Information,” references to the “Company” are to Tankco Shipping Inc. excluding the tanker-owning subsidiaries that will be subsidiaries of Tankco after the Distribution.
B.	Memorandum and Articles of Association
Articles of Association and Bylaws
The following is a description of material terms of our Articles of Incorporation and Bylaws. Because this description is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Articles of Incorporation and our Bylaws, as amended, copies of which are filed as exhibits to this registration statement and are incorporated herein by reference.
Any amendment to our Articles of Incorporation to alter our capital structure requires approval by an affirmative majority of the voting power of the total number of shares issued and outstanding and entitled to vote thereon. Shareholders of any series or class of shares are entitled to vote upon any proposed amendment, whether or not entitled to vote thereon by the Articles of Incorporation, if such amendment would (i) increase or decrease the par value of the shares of such series or class, or, (ii) alter or change the powers, preferences or special rights of the shares of such series or class so as to adversely affect them. Such class vote would be conducted in addition to the vote of all shares entitled to vote upon the amendment and requires approval by an affirmative majority of the voting power of the affected series or class.
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. However, our Board has resolved to focus our efforts on our current business of tanker shipping services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—The Spin Off Resolutions” for further details. Our Articles of Incorporation and Bylaws, as amended, do not impose any limitations on the ownership rights of our shareholders.
Shareholders’ Meetings
The time and place of our annual meeting of shareholders is determined by our Board. We expect that our first annual meeting of shareholders will be held on [[•], 2023] and on or around such date in subsequent years. Special meetings of the shareholders, unless otherwise prescribed by law, may be called (i) for any purpose or purposes at any time by the Chairman, Chief Executive Officer or President of the Company or a majority of the Board and (ii) by shareholders holding more than 50% of the voting rights in the Company. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law.
Authorized Capitalization
Under our Articles of Incorporation, our authorized capital stock, consists of [•] common shares, par value $0.001 per share, of which [•] common shares were issued and outstanding as of [•], 2022, and [•] preferred shares, par value $0.001 per share, of which 40,000 Series A Preferred Shares and [•] Series B Preferred Shares were issued and outstanding and [•] Series C Participating Preferred Shares were authorized as of [•], 2022. Authorization for the issuance of Series C Participating Preferred Shares in connection with our Rights Agreement is valid until the expiry of such agreement. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Protection Rights Agreement” for additional details.
Description of Common Shares
Holders of common shares do not have conversion, sinking fund, redemption or pre-emptive rights to subscribe to any of our securities. There are no restrictions under Marshall Islands law on the transferability of our common shares. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we have issued in the past or which we may issue in the future.
Our common shares have the following characteristics:
•
Voting Rights. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast by shareholders entitled to vote and serve for three-year terms. There is no provision for cumulative voting. Our common shares and Series B Preferred Shares vote together with the common shares as a single class on most matters submitted to a vote of shareholders of the Company, though our Articles of Incorporation provide for a separate vote of the Series B Preferred Shares for certain matters adversely impacting the rights and preferences of such shares. The Series B Preferred Shares have 100,000 votes per share and currently have a controlling vote over all matters put to a vote of the Company’s shareholders on which they are entitled to vote together with the common shares as a single class.

•
Dividend Rights. Subject to the preferences applicable to any outstanding preferred shares, including the Series A Preferred Shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends.

•
Liquidation Rights. Upon our dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment in full of all amounts required to be paid to creditors and holders of preferred shares having liquidation preferences, including the Series A Preferred Shares, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.

•
Limitations on Ownership. Under Marshall Islands law generally and our Articles of Incorporation, there are no limitations on the right of persons who are not citizens or residents of the Marshall Islands to hold or vote our common shares.

Preferred Shares
Our Articles of Incorporation authorize our Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Description of Series A Preferred Shares
The number of designated Series A Preferred Shares initially is 40,000 and the “stated amount” per Series A Preferred Share is $1,000. We have issued all Series A Preferred Shares to Castor. The Series A Preferred Shares have the following characteristics:
•
Ranking. With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up, the Series A Preferred shares will rank (i) senior to our common shares, the Series B Preferred Shares and any class or series of our stock that ranks junior to the Series A Preferred Shares in the payment of dividends or in the distribution of assets upon our liquidation, dissolution or winding up (together with our common stock, “Junior Stock”); (ii) senior to or on a parity with the Series C Preferred Shares and each other series of our preferred shares we may issue with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding up of the Company; and (iii) junior to all existing and future indebtedness and other non-equity claims on us.

•
Dividends. Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by our Board (or a duly authorized committee of the Board), but only out of funds legally available therefor, cumulative cash dividends at the Annual Rate and no more, payable quarterly in arrears on the [•] day of each [•], [•], [•] and [•], respectively, in each year, beginning on [•], 2023 (each, a “Dividend Payment Date”), with respect to the Dividend Period ending on the day preceding such respective Dividend Payment Date, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 nor less than 10 days preceding such Dividend Payment Date fixed for that purpose by our Board (or a duly authorized committee of the Board) in advance of payment of each particular dividend. The amount of the dividend per Series A Preferred Share for each Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

“Annual Rate” means from, and including, the Issue Date to, but excluding, the fifth anniversary of the Issue Date (the “Reset Date”), 1.00% per annum of the stated amount. For each Dividend Period commencing on or after the Reset Date, the Annual Rate shall be the Annual Rate in effect for the prior Dividend Period multiplied by a factor of 1.5; provided, however, that in no event will the Annual Rate on the Series A Preferred Shares exceed 20% per annum in respect of any Dividend Period.
“Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of the Series A Preferred Shares shall commence on (and include) the Issue Date.
“Issue Date” means [•], 2022.
•
Restrictions on Dividends, Redemption and Repurchases. So long as any Series A Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company. “Accrued Dividends” means, with respect to Series A Preferred Shares, an amount computed at the Annual Rate from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.
So long as any Series A Preferred Share remains outstanding, unless full Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (ii) through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that rank junior to the Series A Preferred Shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.
•
Redemption. The Series A Preferred Shares are perpetual and have no maturity date. We may, at our option, redeem the Series A Preferred Shares in whole or in part, at any time and from time to time, at a cash redemption price equal to the stated amount, together with an amount equal to all Accrued Dividends to, but excluding, the redemption date.

•
Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of our assets may be made to or set aside for the holders of any Junior Stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our stockholders an amount equal to the stated amount per share ($1,000), together with an amount equal to all Accrued Dividends to the date of payment whether or not earned or declared (the “Liquidation Preference”). If the Liquidation Preference has been paid in full to all holders of Series A Preferred Shares and all holders of any class or series of our stock that ranks on a parity with Series A Preferred Shares in the distribution of assets on liquidation, dissolution or winding up of the Company, the holders of Junior Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

•	Voting Rights. Except as indicated below or otherwise required by law, the holders of the Series A Preferred Shares will not have any voting rights.
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Right to Elect Directors on Nonpayment of Dividends. If and whenever dividends payable on Series A Preferred Shares or any class or series of our stock that ranks on a parity with the Series A Preferred Shares in the payment of dividends (“Dividend Parity Stock”) having voting rights equivalent to those described in this paragraph (“Voting Parity Stock”) have not been declared and paid (or, in the case of Series A Preferred Shares and Voting Parity Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly Dividend Periods or their equivalent (whether or not consecutive) (a “Nonpayment Event”), the number of directors then constituting our Board shall be automatically increased by (i) one, if at such time the Board consists of eight or fewer directors or (ii) two, if at such time the Board consists of nine or more directors, and the holders of Series A Preferred Shares, together with the holders of any outstanding Voting Parity Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective stated amounts, shall be entitled to elect the additional director or two directors, as the case may be (the “Preferred Share Directors”); provided that our Board shall at no time include more than two Preferred Share Directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred shares are entitled to elect pursuant to like voting rights). When (i) Accrued Dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preferred Shares after a Nonpayment Event, and (ii) the rights of holders of any Voting Parity Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series A Preferred Shares to participate in the election of Preferred Share Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall immediately terminate, and the number of directors constituting our Board shall automatically be reduced accordingly. Any Preferred Share Director may be removed at any time without cause by the holders of record of a majority of the outstanding Series A Preferred Shares and Voting Parity Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective stated amounts). The Preferred Share Directors shall each be entitled to one vote per director on any matter that shall come before our Board for a vote.
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Other Voting Rights. So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

•
No Preemptive and Conversion Rights; No Sinking Fund. Holders of the Series A Preferred Shares do not have any preemptive rights. The Series A Preferred Shares are not convertible into or exchangeable for property or shares of any other series or class of our capital stock and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Description of Series B Preferred Shares
In connection with the Spin Off, we have issued all of our [•] authorized Series B Preferred Shares to Pelagos. Pelagos is a company controlled by Petros Panagiotidis, our and Castor’s Chairman, Chief Executive Officer and Chief Financial Officer. As a result, we are controlled by Pelagos and it may be more difficult to effect a change of control of us.

The Series B Preferred Shares have the following characteristics:
•	Conversion. The Series B Preferred Shares are not convertible into common shares.
•
Distributions. In the event that we declare a dividend of the stock of a subsidiary which we control, the holder(s) of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. Such preferred shares will have substantially identical rights and preferences to our Series B Preferred Shares and be issued in an equivalent number to our Series B Preferred Shares. The Series B Preferred Shares have no other dividend or distribution rights.

•
Voting. Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders. The Series B Preferred Shares vote together with common shares as a single class, except that the Series B Preferred Shares vote separately as a class on amendments to the Articles of Incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

•
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Description of Series C Participating Preferred Shares
As of the date of this registration statement, [•] Series C Participating Preferred Shares were authorized in connection with our Rights Agreement (as defined below). See “Item 10. Additional Information—B. Memorandum and Articles—Stockholder Protection Rights Agreement”. If issued, the Series C Participating Preferred Shares will, among other things:
•	not be redeemable;
•
entitle holders to dividend payments each quarter in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to 1,000 votes per Series C Participating Preferred Share on all matters submitted to a vote of the shareholders of the Company.
Each one one-thousandth of a Series C Participating Preferred Share issued in connection with the Rights Agreement should approximate the value of one common share.
Stockholder Protection Rights Agreement
On the Distribution Date, our Board will declare a dividend of one preferred share purchase right (a “Right” or the “Rights”), for each outstanding common share and adopt a shareholder rights plan, as set forth in the Stockholder Protection Rights Agreement (the “Rights Agreement”) to be entered into between the Company and [•], as rights agent (the “Rights Agent”). Each Right entitles the holder to purchase from the Company for $[•] one common share (or one one-thousandth of a share of Series C Participating Preferred Shares) and will become exercisable following the earlier of (i) the tenth business day (or other date designated by resolution of the Board) after any person other than our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, or Mr. Panagiotidis’ controlled affiliates commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the common shares or (ii) the date of the “Flip-in” Trigger, as defined below. For additional details, see the Rights Agreement included as an exhibit to this registration statement.

The rights plan adopted under the Rights Agreement and the Rights have the following characteristics:
•
Distribution and Transfer of the Rights. Our Board will declare a dividend of one Right for each share of our common shares outstanding. Prior to the Separation Time referred to below, the Rights would be evidenced by and trade with our common shares and would not be exercisable. After the Separation Time, we would cause the Rights Agent to mail Rights certificates to shareholders and the Rights would trade independent of the common shares. New Rights will accompany any new common shares of the Company issued after the Distribution until the Separation Time.

•
Separation Time. Rights would separate from our common shares and become exercisable following the earlier of (i) the tenth (10) business day (or other date designated by resolution of the Board) after any person (other than Mr. Panagiotidis or his controlled affiliates) commences a tender offer that would result in such person becoming the beneficial owner of a total of 15% or more of the common shares or (ii) the date of the “Flip-in” Trigger.

•
Exercise of the Rights. On or after the Separation Time, each Right would initially entitle the holder to purchase, for $[•] (the “Exercise Price”), one common share (or one one-thousandth of a share of Series C Participating Preferred Shares, such portion of a Series C Participating Preferred Share being designed to give the shareholder approximately the same dividend, voting and liquidation rights as would one common share). Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

•
“Flip-in” Trigger. Upon public announcement by the Company that any person other than Mr. Panagiotidis or his controlled affiliates (an “Acquiring Person”) has acquired 15% or more of our outstanding common shares:

(i)	Rights owned by the Acquiring Person or transferees thereof would automatically be void; and
(ii)
each other Right will automatically become a right to buy, for the Exercise Price, that number of common shares of the Company (or equivalent fractional shares of Series C Participating Preferred Shares) having a market value of twice the Exercise Price.

•
“Flip-over” Trigger. After an Acquiring Person has become such, (i) the Company may not consolidate or merge with any person, if the Company’s Board is controlled by the Acquiring Person or the Acquiring Person is the beneficial owner of 50% or more of the outstanding shares of our common shares, and the transaction is with the Acquiring Person or its affiliate or associate or the shares owned by the Acquiring Person are treated differently from those of other shareholders, and (ii) the Company may not sell 50% or more of its assets if the Company’s Board is controlled by the Acquiring Person unless in either case proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of common shares of such other person having a market value of twice the Exercise Price.

•	Redemption. The Rights may be redeemed by the Board, at any time until a “Flip-in” Trigger has occurred, at a redemption price of $0.001 per Right.
•
Power to Amend. Our Board may amend the Rights Agreement in any respect until a “Flip-in” Trigger has occurred. Thereafter, our Board may amend the Rights Agreement in any respect not materially adverse to Rights holders generally.

Expiration. The Rights will expire on the tenth anniversary of the Distribution Date.
Furthermore, if any person (other than Mr. Panagiotidis or his controlled affiliates) acquires between 15% and 50% of our outstanding common shares, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one common share of the Company (or one one-thousandth of a share of Series C Participating Preferred Shares). The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust its common shares that would be distributable to shareholders (excluding the Acquiring Person) in the event this exchange option is implemented.
Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
The Rights Agreement “grandfathers” the current level of ownership of persons who, prior to the date of the Rights Agreement, beneficially owned 15% or more of our outstanding common shares, so long as they do not purchase additional shares in excess of certain limitations. Such provisions also “grandfather” our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, and Mr. Panagiotidis’ controlled affiliates.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
The foregoing description of the Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the Rights Agreement, which is included as an exhibit to this Registration Statement.
Listing and Markets
We have applied to have our common shares and associated Preferred Stock Purchase Rights under the Rights Agreement listed on the Nasdaq Capital Market under the ticker symbol “[•]”.
Transfer Agent
The registrar and transfer agent for our common shares is [•].
Marshall Islands Company Law Considerations
Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states of the United States of America with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. As a result, you may have more difficulty protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table outlines significant differences between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights.
Marshall Islands	Delaware
Shareholder Meetings
May be held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Marshall Islands	Delaware
A copy of the notice of any meeting shall be given personally, sent by mail or by electronic mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders’ Written Consent

Unless otherwise provided in the articles of incorporation, any action required to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Merger or Consolidation

Any two or more domestic corporations may merge or consolidate into a single corporation if approved by the board of each constituent corporation and if authorized by a majority vote at a shareholder meeting of each such corporation by the holders of outstanding shares.

Authorization by a majority vote of the holders of a class of shares may be required if such class is entitled to vote if a proposed amendment to the articles, undertaken in connection with such merger or consolidation, would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Authorization by a majority vote of the holders of a class of shares may be required if such class is entitled to vote if a proposed amendment to the articles, undertaken in connection with such merger or consolidation, would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

However, unless expressly required by its certificate of incorporation, no vote of stockholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the agreement of merger by such constituent corporation shall be necessary to authorize a merger that meets certain conditions.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board of directors (and notice of the meeting shall be given to each shareholder of record, whether or not entitled to vote), shall be authorized by the affirmative vote of two-thirds of the shares of those

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Marshall Islands	Delaware

entitled to vote at a shareholder meeting, unless any class of shares is entitled to vote thereon as a class, in which event such authorization shall require the affirmative vote of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

Upon approval by the board, any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any such corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Directors

The number of directors may be fixed by the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw. The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

The number of board members shall be fixed by, or in a manner provided by, the bylaws and amended by an amendment to the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

Shareholders entitled to vote upon amendments to the bylaws hold the power to adopt, amend or repeal bylaws in a stock corporation that has received any payment for its stock, unless such power is otherwise conferred upon the director’s in the certificate of incorporation. An amendment to the certification of incorporation must be approved by the board and a majority of outstanding stock entitled to vote thereon.

Removal of Directors:	Removal of Directors:

Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the bylaws may provide for such removal by board action, except in the case of any director elected by cumulative voting, or by shareholders of any class or series when entitled by the provisions of the articles of incorporation.

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or bylaws provide any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause unless the certificate of incorporation provides otherwise.

Marshall Islands	Delaware
Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares shall not be available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is offered for consideration which is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding those limited exceptions, appraisal rights will be available if shareholders are required by the terms of an agreement of merger or consolidation to accept certain forms of uncommon consideration.

 • A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

 • Alters or abolishes any preferential right of any outstanding shares having preference; or

 • Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

 • Alters or abolishes any preemptive right granted by law and not disseated by the articles of incorporation of such holder to acquire shares or other securities; or

 • Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholders do not have appraisal rights due to an amendment of the company’s certificate of incorporation unless provided for in such certificate.

C.	Material Contracts
We refer you to “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of certain material contracts to which we are a party as of the date of this registration statement, which are also attached as exhibits to this registration statement.
D.	Exchange Controls
The Marshall Islands impose no exchange controls on non-resident corporations.
E.	Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, such as dealers in securities or commodities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the Medicare contribution tax on net investment income, persons liable for the alternative minimum tax, persons who hold common shares as part of a straddle, hedge, conversion transaction or integrated investment, persons that purchase or sell common shares as part of a wash sale for tax purposes, U.S. Holders whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisers concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares. The discussion below is based, in part, on the description of our business in this registration statement above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.
U.S. Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to collectively as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income” or USSGTI.
Shipping income attributable to transportation that begins and ends in the United States is U.S. source income. We are not permitted by law to engage in such transportation and thus will not earn income that is considered to be 100% derived from sources within the United States.
Shipping income attributable to transportation between non-U.S. ports is considered to be derived from sources outside the United States. Such income is not subject to U.S. tax.
If not exempt from tax under Section 883 of the Code, our USSGTI would be subject to a tax of 4% without allowance for any deductions (“the 4% tax”) as described below.

Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% tax on our USSGTI if:
(1)	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and
(2)	either
(a)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual is a “qualified shareholder” and collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

(b)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test”.

The Marshall Islands, the jurisdiction in which we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from the 4% on our USSGTI if we meet either the 50% Ownership Test or the Publicly-Traded Test.
Due to the widely dispersed nature of the ownership of our common shares, it is highly unlikely that we could satisfy the requirements of the 50% Ownership Test. Therefore, we expect to be exempt from the 4% tax on our USSGTI only if we are able to satisfy the Publicly-Traded Test.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation must be “primarily and regularly traded on an established securities market in the U.S. or in a qualified foreign country”. To be “primarily traded” on an established securities market, the number of shares of each class of our stock that are traded during any taxable year on all established securities markets in the country where they are listed must exceed the number of shares in each such class that are traded during that year on established securities markets in any other country. Our common shares, which will be traded on the Nasdaq Capital Market, are expected to meet the test of being “primarily traded”.
To be “regularly traded” one or more classes of our stock representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock that is listed must be listed on an established securities market (“the vote and value” test) and meet certain other requirements. Our common shares will be listed on the Nasdaq Capital Market, but do not represent more than 50% of the voting power of all classes of stock entitled to vote. Our Series B Preferred Shares, which have super voting rights and have voting control but are not entitled to dividends, will not be listed. Thus, based on a strict reading of the vote and value test described above, our stock is not expected to be “regularly traded”.
Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of the outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the outstanding stock, which we refer to as the “5 Percent Override Rule”. When more than 50% of the shares are owned by 5% shareholders, then we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of stock are a sufficient number of shares in that block to “prevent nonqualified shareholders in the closely held block from owning 50 percent or more of the stock”.
We believe our ownership structure meets the intent and purpose of the Publicly-Traded Test and the tax policy behind it even if it does not literally meet the vote and value requirements. In our case, there is no closely held block because less than 5% shareholders in aggregate own more than 50% of the value of our stock. However, we expect that we would have satisfied the Publicly-Traded Test if, instead of our current share structure, our common shares represented more than 50% of the voting power of our stock. In addition, we can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. Moreover, we believe that the 5% Override Rule suggests that the Publicly-Traded Test should be interpreted by reference to its overall purpose, which we consider to be that Section 883 should generally be available to a publicly traded company unless it is more than 50% owned, by vote or value, by nonqualified

5% shareholders. We therefore believe our particular stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations should be accepted as satisfying the exemption. Accordingly, we intend to take the position that we qualify for the benefits of Section 883. However, there can be no assurance that our particular stock structure will be treated as satisfying the Publicly-Traded Test. Accordingly, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any taxable year.
Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
USSGTI would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all our USSGTI is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our USSGTI will be “effectively connected” with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has in place an election to be treated as a United States person for U.S. federal income tax purposes.
If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax adviser.
No ruling has been or will be requested from the IRS regarding any matter affecting Castor or its shareholders. The statements made here may not be sustained by a court if contested by the IRS.
U.S. Federal Income Tax Treatment of the Distribution
Generally, a distribution of property, such as our common shares, by a corporation (such as Castor) is taxable for U.S. federal income tax purposes to both the distributing corporation and its shareholders as described below. However, under Section 368(a)(1)(D) and Section 355 of the Code, a company may undergo a corporate division, such as Castor’s contribution of its tanker shipping business to us, and distribute stock of a controlled corporation, as Castor will distribute our common shares in the distribution, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the active conduct of a trade or business for the prior five years and certain other complex requirements are met. Although the matter is not entirely clear, we do not expect that the Distribution will satisfy the requirements imposed by Section 355 of the Code and be treated as a tax-free corporate division for U.S. federal income tax purposes.
Assuming that the Distribution does not qualify as a tax-free corporate division under Section 355 of the Code for U.S. federal income tax purposes, U.S. Holders that receive our common shares in the Distribution (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated as receiving a distribution from Castor. The fair market value of our common shares distributed (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated as a dividend to the extent of Castor’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that, as of the close of the taxable year that includes the date of the Distribution (without diminution for distributions made during the taxable year), Castor will not have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes. To the extent the Distribution represents a distribution in excess of such current or accumulated earnings and profits, for a U.S. Holder of Castor’s common shares, the fair market value of our common shares distributed (including any fractional share deemed to be received by and sold on behalf of a U.S. Holder) will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Castor common shares on a dollar-for-dollar basis. Once such U.S. Holder’s tax basis in its Castor common shares is reduced to zero, any remaining amount of the Distribution would be treated as capital gain to such U.S. Holder. Because Castor is not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive from Castor. In addition, such U.S. Holders’ basis in our common shares received in the Distribution will equal the fair market value of such shares as of the date of the Distribution. Such U.S. Holders will generally also begin a new holding period with respect to our common shares received in such a distribution as of the day after the Distribution.
Dividends paid arising from the Distribution to a U.S. Holder of Castor shares who is an individual, trust or estate (in all cases, a “U.S. Individual Holder”) will generally be treated as ordinary income. However, if you are a U.S. Individual Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. We believe that dividends arising with respect to Castor shares in the Distribution generally will be qualified dividend income provided that, in the year that you receive the dividend, the Castor shares are readily tradable on an established securities market in the United States. However, there is no assurance that any dividends arising from the Distribution will be eligible for these preferential rates in the hands of a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend,” generally, a dividend arising from the Distribution by Castor in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share of Castor. If Castor is considered to pay an “extraordinary dividend” in the Distribution that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
If you are a U.S. Holder, you should consult your tax advisor regarding the U.S. federal income tax consequences of the Distribution to you.
Distributions
Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common shares to a U.S. Individual Holder will generally be treated as ordinary income. However, if you are a U.S. Individual Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common shares will be listed on the Nasdaq Capital Market and we therefore expect that dividends will be qualified dividend income.
Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Shares
Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries’ corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income”. On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income”.
Based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election”. As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to-Market Election”. A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark-to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election”.
If the Company were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding the Company. If you are a U.S. Holder who held our common shares during any period in which we are a PFIC, you are strongly encouraged to consult your tax adviser.
The QEF Election
If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we are a PFIC in a taxable year and our shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your shares. As long as our common shares are traded on the Nasdaq Capital Market, as they currently are and as they may continue to be, our common shares should be considered “marketable stock” for purposes of making the Mark-to-Market Election. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable”. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the Default PFIC Regime (described below) with respect to the U.S. Holder’s indirect interest in any of our subsidiaries that are treated as an equity interest in a PFIC. U.S. Holders are urged to consult their own tax advisers in this regard.
Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election
Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.
Under the Default PFIC Regime:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions”.
If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares.
Shareholder Reporting
A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.
U.S. Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”.
U.S. Federal Income Tax Treatment of the Distribution
Non-U.S. Holders will not be subject to U.S. federal income taxation with respect to our common shares received in the Distribution (including any fractional share deemed to be received by and sold on behalf of a Non-U.S. Holder), unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.
Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of common shares effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
Other Tax Considerations
In addition to the income tax consequences discussed above, the Company may be subject to tax, including tonnage taxes, in one or more other jurisdictions where the Company conducts activities. All our vessel-owning subsidiaries are subject to tonnage taxes. Generally, under a tonnage tax, a company is taxed based on the net tonnage of qualifying vessels such company operates, independent of actual earnings. The amount of any tonnage tax imposed upon our operations may be material.
F.	Dividends and Paying Agents
See “Item 8. Financial Info—A. Consolidated Statements and other Financial Information—Dividend Policy” for discussion of our dividend policy.

G.	Statement by Experts
The combined carve-out financial statements of Tankco Predecessor as of December 31, 2021 and for the period from January 13, 2021 to December 31, 2021 included in this registration statement have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report. Such combined carve-out financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.
H.	Documents on Display
When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Securities Exchange Act. In accordance with these requirements we will file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our filings will also be available on our website at [•]. This web address is provided as an inactive textual reference only. Information contained on, or that can be accessed through, these websites, does not constitute part of, and is not incorporated into, this registration statement.
As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our financial statements prepared in accordance with GAAP.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:
Tankco Shipping Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Tel: + 357 25 357 767
I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the financial risks of changes in interest rates and foreign currency exchange rates as described below.
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. Our sole as of the date of this registration statement debt agreement contains floating interest rate that fluctuates with changes in the financial markets and in particular changes in LIBOR, which is currently the relevant reference rate under our credit facility. Increasing interest rates could increase our interest expense and adversely impact our future results of operations. As of December 31, 2021, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $16.3 million. Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income in the year ended December 31, 2021 by approximately $0.1 million based upon our floating interest-bearing average debt level during 2021. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with future vessel acquisitions and/or the unencumbered part of our existing fleet, including those using alternative reference rates such as SOFR. At this time, we have no credit facilities that use adjusted SOFR as the relevant reference rate and therefore do not currently view changes to SOFR as having a material effect on our business. For further information on the risks associated with interest rates, please see “Item 3. Key Information—D. Risk Factors— A considerable amount of our outstanding debt is exposed to Interbank Offered Rate (“LIBOR”) Risk. We may be adversely affected by the transition from LIBOR as a reference rate and are exposed to volatility in LIBOR and the Secured Overnight Financing Rate, or SOFR. If volatility in LIBOR and/or SOFR occurs, the interest on our indebtedness could be higher than prevailing market interest rates and our profitability, earnings and cash flows may be adversely affected” for a discussion on the risks associated with LIBOR and SOFR, among others.
Foreign Currency Exchange Rate Risk
We generate all of our revenues in U.S. dollars. A minority of our vessels’ operating expenses (approximately 0.9% for the year ended December 31, 2021) and of our general and administrative expenses (approximately 11.5%) are in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations because as of December 31, 2021, these non-U.S. dollar expenses represented 0.7% our revenues. However, the portion of our business conducted in other currencies could increase in the future, which could increase our exposure to losses arising from exchange rate fluctuations.
Inflation Risk
Inflation has not had a material effect on our expenses in the preceding fiscal year. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
Not applicable.
B.	Management’s Annual Report on Internal Control Over Financial Reporting
Not applicable.
C.	Attestation Report of the Registered Public Accounting Firm
Not applicable.
D.	Changes in Internal Control Over Financial Reporting
Not applicable.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16B.	CODE OF ETHICS
Not applicable.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
Not applicable.
Audit-Related Fees
Not applicable.
Tax Fees
Not applicable.
All Other Fees
Not applicable.
Audit Committee’s Pre-Approval Policies and Procedures
Not applicable.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT‘S CERTIFYING ACCOUNTANT.
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-2 to F-22 filed as part of this registration statement.
ITEM 19.	EXHIBITS
1.1	Form of Amended & Restated Articles of Incorporation of Tankco.*

1.2	Form of Bylaws of Tankco.*

1.3	Form of Common Share Certificate.*

1.4	Form of Statement of Designation of the Rights, Preferences and Privileges of the Series A Participating Preferred Shares of Tankco.*

1.5	Form of Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares of Tankco.*

1.6	Form of Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares of Tankco.*

4.1	Form of Stockholder Protection Rights Agreement by and between Tankco and [•], as rights agent.*

4.2	Form of Contribution and Distribution Agreement by and among Tankco and Castor Maritime Inc.*

4.3	Form of Master Management Agreement by and among Tankco, its shipowning subsidiaries and Castor Ships S.A.*

4.4	$18.0 Million Secured Term Loan Facility, dated April 27, 2021, by and among Alpha Bank S.A., as lender, Gamora Shipping Co. and Rocket Shipping Co., as borrowers.*

4.5	Corporate Guarantee in respect of the $18.0 Million Secured Term Loan Facility, dated May 6, 2021, between Castor Maritime Inc., as Guarantor, and Alpha Bank S.A., as Lender.*

8.1	List of Subsidiaries.*

15.1	Consent of Independent Registered Public Accounting Firm.*

15.2	Consent of Sullivan & Cromwell LLP.*

15.3	Consent of Seward & Kissel LLP.*
*	To be filed by amendment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.
TANKCO SHIPPING INC.

[•], 2022
Name:
Title:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Tankco Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying combined carve-out balance sheet of Tankco Shipping Inc. Predecessor (the “Company”) as of December 31, 2021, the related combined carve-out statement of comprehensive loss, changes in net parent investment, and cash flows, for the period from January 13, 2021 to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 13, 2021 to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
August 12, 2022
We have served as the Company’s auditor since 2022.

TANKCO SHIPPING INC. PREDECESSOR
COMBINED CARVE-OUT BALANCE SHEET
December 31, 2021
(Expressed in U.S. Dollars)
		December 31,
ASSETS	Note	2021
CURRENT ASSETS:
Cash and cash equivalents		$4,963,411
Accounts receivable trade, net		4,102,150
Inventories		3,137,855
Prepaid expenses and other assets		402,502
Deferred charges, net		25,335
Total current assets		12,631,253

NON-CURRENT ASSETS:
Vessels, net (including $1,094,000 related party commissions)	3,5	108,086,280
Restricted cash	6	700,000
Due from related party	3	810,437
Prepaid expenses and other assets, non-current		949,999
Deferred charges, net	4	868,917
Total non-current assets		111,415,633
Total assets		$124,046,886

LIABILITIES AND NET PARENT INVESTMENT
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	2,930,269
Accounts payable		505,631
Due to related parties, current	3	2,478,713
Deferred revenue		547,939
Accrued liabilities		483,690
Total current liabilities		6,946,242

NON-CURRENT LIABILITIES:
Long-term debt, net	6	13,069,474

Total non-current liabilities		13,069,474

Commitments and contingencies	8	—

Net parent investment		104,031,170
Total liabilities and net parent investment		$124,046,886
The accompanying notes are an integral part of these combined carve-out financial statements.

TANKCO SHIPPING INC. PREDECESSOR
COMBINED CARVE-OUT STATEMENT OF COMPREHENSIVE LOSS
For the period ended December 31, 2021
(Expressed in U.S. Dollars)
		Period Ended December 31,
	Note	2021
REVENUES:
Time charter revenues	9,12	$9,115,257
Voyage charter revenues (net of commissions to charterers of $346,953 for the period ended December 31, 2021)	9,12	15,002,012
Pool revenues (net of commissions to pool manager of $151,691 for the period ended December 31, 2021)	9,12	5,146,999
Total vessel revenues		29,264,268

EXPENSES:
Voyage expenses (including $372,037 to related party for the period ended December 31, 2021)	3,10,12	(11,059,518)
Vessel operating expenses	10,12	(12,361,871)
Management fees to related parties	3,12	(1,853,850)
Depreciation and amortization	4,5,12	(3,834,117)
General and administrative expenses (including $326,642 to related party)	3	(889,096)
Total expenses		(29,998,452)

Operating loss		(734,184)

OTHER (EXPENSES)/INCOME:
Interest and finance costs	6,11	(506,012)
Interest income		652
Foreign exchange gains		15,327
Total other expenses, net		(490,033)

Net loss and comprehensive loss, before taxes		$(1,224,217)
Income taxes	13	(206,174)
Net loss and comprehensive loss		$(1,430,391)
The accompanying notes are an integral part of these combined carve-out financial statements.

TANKCO SHIPPING INC. PREDECESSOR
COMBINED STATEMENT OF CHANGES IN NET PARENT INVESTMENT
For the period ended December 31, 2021
(Expressed in U.S. Dollars)
Net parent investment
Balance, December 31, 2020	—
- Net loss	(1,430,391)
- Net parent investment	105,461,561
Balance, December 31, 2021	$104,031,170
The accompanying notes are an integral part of these combined carve-out financial statements.

TANKCO SHIPPING INC. PREDECESSOR
COMBINED CARVE-OUT STATEMENT OF CASH FLOWS
For the period ended December 31, 2021
(Expressed in U.S. Dollars)
	Note	Period Ended December 31, 2021
Cash Flows used in Operating Activities:
Net loss		$(1,430,391)
Adjustments to reconcile net loss to net cash used in Operating activities:
Depreciation and amortization	4,5	3,834,117
Amortization of deferred finance charges	11	94,789
Changes in operating assets and liabilities:
Accounts receivable trade, net		(4,102,150)
Inventories		(3,137,855)
Due from/to related parties		1,668,276
Prepaid expenses and other assets		(1,352,501)
Other deferred charges		(25,335)
Accounts payable		47,831
Accrued liabilities		474,616
Deferred revenue		547,939
Dry-dock costs paid		(1,034,380)

Net Cash used in Operating Activities		(4,415,044)

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	(111,288,060)
Net cash used in Investing Activities		(111,288,060)

Cash flows provided by Financing Activities:
Net parent investment	2	105,461,561
Proceeds from long-term debt	6	18,000,000
Repayment of long-term debt	6	(1,700,000)
Payment of deferred financing costs		(395,046)
Net cash provided by Financing Activities		121,366,515

Net increase in cash, cash equivalents, and restricted cash		5,663,411
Cash, cash equivalents and restricted cash at the beginning of the period		—
Cash, cash equivalents and restricted cash at the end of the period		$5,663,411

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$4,963,411
Restricted cash, current		—
Restricted cash, non-current		700,000
Cash, cash equivalents, and restricted cash		5,663,411

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		348,799
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		466,874
The accompanying notes are an integral part of these combined carve-out financial statements.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
1.	Basis of Presentation and General information
The accompanying combined carve-out financial statements of Tankco Shipping Inc. (“Tankco”, or the “Company”) include the subsidiaries comprising its Aframax/LR2 and Handysize tanker segments (collectively, its “tanker fleet”) of Castor Maritime Inc. (“Castor”, or the “Parent”) for the period ended December 31, 2021 (the “Tankco Subsidiaries”, or the “Tankco Predecessors”). Castor entered the tanker business late in the first quarter of 2021 and, hence, no comparative financial information exists before this period. The accompanying combined carve-out financial statements are those of the Tankco Subsidiaries (as listed below) for the period presented using the historical carrying costs of the assets and the liabilities of these companies from the dates of their incorporation. All companies are incorporated under the laws of the Marshall Islands.
Tankco, a wholly owned subsidiary of Castor, was formed on July 29, 2022 under the laws of the Republic of the Marshall Islands. Castor plans to separate its tanker segments by contributing to Tankco its interest at the date of contribution in its tanker subsidiaries comprising its tanker fleet, each owning one tanker vessel. The Company’s tanker vessels are engaged in the worldwide transportation of crude oil and refined petroleum products.
Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Petros Panagiotidis, with effect from July 1, 2022 provides ship management and chartering services to the vessels owned by the Tankco Subsidiaries through subcontracting agreements, entered into with the Company’s consent, for all eight of the Company’s tanker vessels.
Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”) and related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, formerly provided technical, crew and operational management services to such vessels in the period ended December 31, 2021 and until June 30, 2022.
The Tankco Subsidiaries of Castor which are included in the Company’s combined carve-out financial statements for the period presented are listed below.
Combined Tankco Subsidiaries:
Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Rocket Shipping Co. (“Rocket”)	Marshall Islands	01/13/2021	M/T Wonder Polaris	115,351	2005	March 11, 2021
2	Gamora Shipping Co. (“Gamora”)	Marshall Islands	01/13/2021	M/T Wonder Sirius	115,341	2005	March 22, 2021
3	Starlord Shipping Co. (“Starlord”)	Marshall Islands	04/15/2021	M/T Wonder Vega	106,062	2005	May 21, 2021
4	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	04/27/2021	M/T Wonder Avior	106,162	2004	May 27,2021
5	Elektra Shipping Co. (“Elektra”)	Marshall Islands	04/27/2021	M/T Wonder Arcturus(1)	106,149	2002	May 31, 2021
6	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
7	Colossus Shipping Co. (“Colossus”)	Marshall Islands	04/27/2021	M/T Wonder Musica	106,290	2004	June 15, 2021
8	Xavier Shipping Co. (“Xavier”)	Marshall Islands	04/27/2021	M/T Wonder Formosa	36,660	2006	June 22, 2021
9	Drax Shipping Co. (“Drax”)	Marshall Islands	11/22/2021	M/T Wonder Bellatrix	115,341	2006	December 23, 2021
(1)
On May 9, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the Wonder Arcturus for a gross sale price of $13.15 million. For further information, see Note 14 to these financial statements.

The combined carve out Statements of Comprehensive Loss, Cash Flow and Changes in Net Parent Investment and related notes represent the period from January 13, 2021 (the inception date of Rocket and Gamora, which were the earliest subsidiaries incorporated) to December 31, 2021.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
1.
Basis of Presentation and General information(continued)
Credit concentration:
During the period ended December 31, 2021, charterers that individually accounted for more than 10% of the Company’s revenues (as percentages of total revenues), were as follows:
Charterer	Period Ended December 31, 2021
A	31%
B	17%
Total	48%
2.	Significant Accounting Policies:
Basis of Presentation
The accompanying combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed in Note 1. These combined carve-out financial statements are derived from the annual audited consolidated financial statements and accounting records of Castor and are presented on a carve-out basis. The combined carve out financial statements reflect the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These financial statements are presented as if such businesses had been combined throughout the period presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying combined carve-out financial statements.
Net Parent contributions to finance part or all of the acquisition cost of the vessels owned by the Tankco Subsidiaries are accounted for through the net parent investment account. Net parent investment represents Castor’s interest in the Company’s net assets including the Company’s accumulated losses, and the net cash contributions from Castor. Transactions with Castor are reflected in the accompanying combined carve-out statement of cash flows as a financing activity, and in the combined carve-out Changes in Net Parent Investment and combined carve-out balance sheet as “Net parent investment”.
The combined carve-out statement of comprehensive loss reflect expense allocations made to the Company by Castor of its general and administrative expenses. Management has estimated these additional expenses to be $0.3 million for the period ended December 31, 2021. See Note 3 “Transactions with Related Parties” for further information on expenses allocated by Castor. Both the Company and Castor consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented.
The Company has no common capital structure for the combined business and, accordingly, has not presented historical loss per common share.
Use of estimates
The preparation of the accompanying combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value and the useful life of the vessels. Actual results may differ from these estimates.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
2.
Significant Accounting Policies:(continued)
Other comprehensive income/(loss)
The Company follows the accounting guidance relating to comprehensive income/(loss), which requires separate presentation of certain transactions that are recorded directly as components of net parent investment. The Company has no other comprehensive loss items and, accordingly, comprehensive loss equals net income/ (loss) for the periods presented.
Foreign currency translation
The Company’s reporting and functional currency is the U.S. Dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates and any gains or losses are included in the statement of comprehensive loss.
Cash and cash equivalents
The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.
Restricted Cash
Restricted cash may comprise of (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Company’s financing arrangements, (ii) cash deposits in so-called “retention accounts” which may only be used as per the Company’s borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Company’s debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.
Accounts receivable trade, net
The amount shown as trade receivables, net, at the balance sheet date, includes receivables from charterers for hire, freight, pool revenue, and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts and/or pool arrangements, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was recorded as of December 31, 2021.
Inventories
Inventories consist of bunkers, lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. Inventories consist of bunkers during periods when vessels are unemployed, undergoing dry-docking or special survey, in which case, they are also stated at the lower of cost or net realizable value and cost is also determined by the first in, first out method.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
2.
Significant Accounting Policies:(continued)
Intangible Assets/Liabilities Related to Time Charters Acquired
When and where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data obtained by independent broker’s valuations. The valuations reflect the fair value of the vessel with and without the attached time charter and the cost of the acquisition is then allocated to the vessel and the intangible asset or liability on the basis of their relative fair values. The intangible asset or liability is amortized as an adjustment to revenues over the assumed remaining term of the acquired time charter and is classified as non-current asset or liability, as applicable, in the accompanying balance sheet.
Insurance Claims
The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, for insured crew medical expenses and for loss of hire for certain of its vessels that maintain such kind of insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Company’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Company can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation.
Vessels, net
Vessels, net are stated at cost net of accumulated depreciation. The cost of a vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use which is to provide worldwide integrated transportation services. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are charged to expense as incurred.
Vessels’ depreciation
Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard, whereas, secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.
Impairment of long lived assets
The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to its carrying value, including any related intangible assets and liabilities. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
2.
Significant Accounting Policies:(continued)
Dry-docking and special survey costs
Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. Costs deferred include expenditures incurred relating to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel sent to the yard site to supervise. If a dry-dock and/or a special survey is performed prior to its scheduled date, the remaining unamortized balance is immediately expensed. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of a vessel’s sale. The amortization charge related to dry-docking costs and special survey costs is presented within Depreciation and amortization in the accompanying combined carve-out statement of comprehensive loss.
Revenue and expenses recognition
The Company currently generates its revenues from time charter contracts, voyage charter contracts and pool arrangements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. A part of the Company’s revenues is also generated from pool arrangements, determined in accordance with the profit-sharing mechanism specified within each pool agreement.
Revenues related to time charter contracts
The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise of crew, technical and safety services, among others. The Company further elected to adopt the practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.
Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s statement of comprehensive income/(loss). Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Apart from the agreed hire rate, the owner may be entitled to additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Company made an accounting policy election to recognize the related ballast costs, which mainly consist of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfillment costs (please also refer to Voyage expenses below).
Revenues related to voyage charter contracts
The Company accounts for its voyage charter contracts following the provisions of ASC 606, Revenue from contracts with customers. The Company has determined that its voyage charter agreements do not contain a lease

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
2.
Significant Accounting Policies:(continued)
because the charterer under such contracts does not have the right to control the use of the vessel since the Company retains control over the operations of the vessel, the terms of the voyage charter are predetermined, and any change requires the Company’s consent and are therefore considered service contracts.
The Company assessed the provisions of ASC 606 and concluded that there is one single performance obligation when accounting for its voyage charters, which is to provide the charterer with an integrated cargo transportation service within a specified period of time. In addition, the Company has concluded that voyage charter contracts meet the criteria to recognize revenue over time as the charterer simultaneously receives and consumes the benefits of the Company’s performance. As a result of the foregoing, voyage revenue derived from voyage charter contracts is recognized from the time when a vessel arrives at the load port until completion of cargo discharge. Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.
Under a voyage charter agreement, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs.
Revenues related to pool contracts
As from the second quarter of 2021, the Company employed certain of its tanker vessels under pool agreements. Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable:
•	based on the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, and construction and other characteristics); or
•
by making adjustments to account for the cost performance, the bunkering fees and the trading capabilities of each vessel and the number of days the vessel participated in the pool in the period (excluding off-hire days).

The Company records revenue generated from the pools in accordance with ASC 842, Leases, since it assesses that a vessel pool arrangement is a variable time charter with the variable lease payments recorded as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payments are based occur.
Voyage expenses
Voyage expenses, consist of: (a) port, canal and bunker expenses unique to a particular charter that the Company incurs primarily when its vessels operate under voyage charter arrangements or during repositioning periods, and (b) brokerage commissions. All voyage expenses are expensed as incurred, except for contract fulfilment costs which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract costs are amortized on a straight-line basis as the related performance obligations are satisfied. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. These capitalized contract fulfilment costs are recorded under “Deferred charges, net” in the accompanying balance sheet. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a bunker gain or loss within voyage expenses.
Accounting for Financial Instruments
The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Company consist of trade and other payables, accrued liabilities, long-term debt and amounts due to related parties.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
2.
Significant Accounting Policies:(continued)
Fair value measurements
The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.
Repairs and Maintenance
All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in Vessel operating expenses in the accompanying combined carve-out statement of comprehensive loss.
Segment Reporting
The Company engages in the operation of Aframax/LR2 and Handysize tanker vessels which have been identified as two reportable segments as a result of the different characteristics of these two asset classes. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s financial statements. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.
Financing Costs
Costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as a reduction of long-term debt. Such fees are deferred and amortized in interest and finance costs during the life of the related debt instrument using the effective interest method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in interest and finance costs in the period in which the repayment or refinancing occurs, in accordance with the debt extinguishment guidance. Any unamortized balance of costs relating to refinanced long-term debt is deferred and amortized over the term of the credit facility in the period that such refinancing occurs, subject to the provisions of the accounting guidance prescribed under 470-50, Debt—Modifications and Extinguishments.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
2.
Significant Accounting Policies:(continued)
Commitments and contingencies
Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.
Recent Accounting Pronouncements:
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s combined carve-out financial statements.
3.	Transactions with Related Parties:
During the period, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying combined carve-out financial statements:
Period ended December 31, 2021
Management fees-related parties
Management fees – Pavimar (a)	$1,308,600
Management fees – Castor Ships (b)	545,250

Included in Voyage expenses
Charter hire commissions – Castor Ships (b)	$372,037

Included in General and administrative expenses
Administration fees – Castor Ships (b)	$326,642

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (b)	$1,094,000
As of December 31, 2021, balances with related parties consisted of the following:
December 31, 2021
Assets:
Due from Pavimar (a) – non-current	$810,437
Liabilities:
Due to Pavimar (a) – current	$2,319,913
Voyage commissions, management fees and other expenses due to Castor Ships (b)	$158,800
(a)	Pavimar:
During the period ended December 31, 2021, Pavimar provided the Tankco Subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it may choose to subcontract to other parties at its discretion (the “Technical Management Agreements”). Pursuant to the terms of the

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
3.
Transactions with Related Parties:(continued)
Technical Management Agreements, Pavimar provided the vessels with the range of technical, crewing, insurance and operational services stipulated in the agreements in exchange for which Pavimar was paid a daily fee of $600 per vessel. The Technical Management Agreements had a term of five years, and such term automatically renewed for a successive five-year term on each anniversary of their effective date, unless the agreements were terminated earlier in accordance with the provisions contained therein. In the event that the Technical Management Agreements were terminated other than by reason of default by Pavimar or by mutual consent, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis would be payable from the Tankco Subsidiaries.
As of December 31, 2021, Pavimar had subcontracted the technical management of all tanker vessels and the operational management of six tanker vessels to third-party ship-management companies. These third-party management companies provide technical and operational management to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, as of December 31, 2021, working capital guarantee deposits amounting to $1,310,437 were owed from Pavimar, of which $810,437 is presented in ‘Due from related party, non-current’ and $500,000 is included in ‘Due to related parties, current’ in the accompanying combined carve-out balance sheet.
During the period ended December 31, 2021, management fees under the Technical Management Agreements amounted to $1,308,600, which are separately presented in ‘Management fees to related parties’ in the accompanying combined carve-out statement of comprehensive income loss.
In addition, Pavimar and its subcontractor third-party managers made payments for operating expenses with funds paid from the Tankco Subsidiaries to Pavimar. As of December 31, 2021, an amount of $2,819,913 was owed to Pavimar in relation to payments made by Pavimar on behalf of the vessels net of working capital advances granted to it. The Tankco Subsidiaries’ contractual arrangements with Pavimar for the provision of management services were amended by mutual consent with effect from July 1, 2022. See Note 14 for further details.
(b) Castor Ships:
During the period ended December 31, 2021, Castor Ships provided the Tankco Subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Tankco Subsidiaries (the “Commercial Shipmanagement Agreements”). In exchange for these services, the Tankco Subsidiaries paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Commercial Shipmanagement Agreements, (ii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.
The Commercial Shipmanagement Agreements had a term of five years, and such term automatically renewed for a successive five-year term on each anniversary of the effective date, unless the agreements were terminated earlier in accordance with the provisions contained therein. In the event that the Commercial Shipmanagement Agreements were terminated by the Tankco Subsidiaries without mutual consent, Castor Ships would be entitled to a termination fee equal to four times the total amount of the per vessel management fees calculated on an annual basis. The Commercial Shipmanagement Agreements also provided that the management fees could be subject to an annual review on their anniversary. Pursuant to the terms of the Commercial Shipmanagement Agreements, during the period ended December 31, 2021, the Tankco Subsidiaries were charged by Castor Ships with (i) management fees amounting to $545,250, respectively, which are included in Management fees to related parties in the accompanying combined carve-out statement of comprehensive income loss, (ii) charter hire commissions amounting to $372,037, which are included in ‘Voyage expenses’ in the accompanying combined carve-out statement of comprehensive loss and (iii) sale and purchase commission amounting to $1,094,000, which are included in ‘Vessels, net’ in the accompanying combined carve-out balance sheet. Further, as of December 31, 2021, an amount of $158,800 was owed to Castor Ships in connection with the aforementioned services.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
3.
Transactions with Related Parties:(continued)
In addition, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Tankco Subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the period ended December 31, 2021, administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $326,642, which are included in ‘General and administrative expenses’ in the accompanying combined carve-out statement of comprehensive loss.
The Tankco Subsidiaries’ contractual arrangements with Castor Ships for the provision of management services were amended by mutual consent with effect from July 1, 2022. See Note 14 for further details.
4.	Deferred charges, net:
The movement in deferred dry-docking costs, net in the accompanying combined carve-out balance sheet is as follows:
Dry-docking costs
Balance December 31, 2020	$—
Additions	1,034,380
Amortization	(165,463)
Balance December 31, 2021	$868,917
During the period ended December 31, 2021, one vessel in the Company’s fleet, the Wonder Mimosa, initiated and completed its scheduled dry-dock.
5.	Vessels, net
The amounts in the accompanying combined carve-out balance sheet are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2020	—	—	—
— Acquisitions, improvements, and other vessel costs	111,754,934	—	111,754,934
Period depreciation	—	(3,668,654)	(3,668,654)
Balance December 31, 2021	111,754,934	(3,668,654)	108,086,280
Vessel Acquisitions and other Capital Expenditures:
During the period ended December 31, 2021, the Company initiated its operations and agreed from time to time to acquire the seven Aframax/LR2 and two Handysize tankers comprising its tanker fleet as of December 31, 2021 (the “2021 Vessel Acquisitions”) for an aggregate cash consideration of $109.4 million in a number of separate transactions with unaffiliated third parties. All the 2021 Vessel Acquisitions were concluded on delivery during the period ended December 31, 2021 and were financed with the net contributions from Castor and the net debt proceeds further discussed under Note 6. All vessels except two were acquired charter free. The vessels Wonder Polaris and Wonder Sirius were on a time charter with expiration within one year. A separate agreement was entered into with the prior owner, the charterer and the new owner to novate the time charter to the Company, as the purchase of the vessels did not automatically entail the transfer of the charter. The Company considered whether any value should be assigned to the attached charter party agreements novated for vessels Wonder Polaris and Wonder Sirius and concluded that the contracted daily charter rate were at market rates by obtaining independent broker valuations that reflected the fair value of the vessel with and without the attached time charter and hence no allocation of value was assigned to the agreements.
The Company accounted for all its acquisitions as acquisition of assets, as the fair values of the vessels are concentrated in a single identifiable asset.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
5.
Vessels, net(continued)
During the period ended December 31, 2021, the Company incurred aggregate vessel improvement costs of $1.2 million mainly relating to the purchase and installation of a ballast water treatment system (“BWTS”) on the Wonder Mimosa during the vessel’s dry dock that was initiated late in the second quarter of 2021 and concluded early in the third quarter of 2021.
As of December 31, 2021, two of the nine vessels then in the Company’s fleet having an aggregate carrying value of $26.3 million were first priority mortgaged as collateral to their loan facility (Note 6).
The Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2021.
6.	Long-Term Debt:
The amount of long-term debt shown in the accompanying combined carve-out balance sheet of December 31, 2021, is analyzed as follows:
Loan facilities	Borrowers	As of December 31, 2021
$18.0 Million Term Loan Facility	Rocket- Gamora	16,300,000
Total long-term debt		$16,300,000
Less: Deferred financing costs		(300,257)
Total long-term debt, net of deferred finance costs		15,999,743

Presented:
Current portion of long-term debt		$3,050,000
Less: Current portion of deferred finance costs		(119,731)
Current portion of long-term debt, net of deferred finance costs		$2,930,269

Non-Current portion of long-term debt		13,250,000
Less: Non-Current portion of deferred finance costs		(180,526)
Non-Current portion of long-term debt, net of deferred finance costs		$13,069,474
$18.0 Million Term Loan Facility
On April 27, 2021, Rocket and Gamora, entered into a $18.0 million senior secured term loan facility with Alpha Bank S.A. The facility was drawn down in two tranches on May 7, 2021. This facility has a term of four years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in (a) sixteen (16) quarterly instalments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.5 million, such balloon instalment payable at maturity together with the last repayment instalment. The above facility is secured by first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the borrowers, (the Wonder Sirius and the Wonder Polaris), an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and, as of December 31, 2021, was guaranteed by the Parent. In connection with the contribution of the Tankco Subsidiaries to Tankco, it is expected Tankco will replace Parent as Guarantor under this senior secured credit facility. The facility also contains certain customary minimum liquidity restrictions and financial covenants that require the borrowers to (i) maintain a certain level of minimum free liquidity per collateralized vessel and (ii) meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the minimum liquidity deposits referred to above, to the aggregate principal amounts due under the facility. This facility’s net proceeds were used to fund the 2021 Vessel Acquisitions (Note 5) and for general corporate purposes.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
6.
Long-Term Debt:(continued)
As of December 31, 2021, the borrowers were in compliance with all financial covenants prescribed in the above debt agreements.
Restricted cash as of December 31, 2021, non-current, includes $0.7 million of minimum liquidity deposits required pursuant to the $18.0 million term loan facility.
The annual principal payments for the Tankco Subsidiaries’ outstanding debt arrangements as of December 31, 2021, required to be made after the balance sheet date, are as follows:
Period ending December 31,	Amount
2022	$3,050,000
2023	2,700,000
2024	2,700,000
2025	7,850,000
Total long-term debt	$16,300,000
The weighted average interest rate on long-term debt for the period ended December 31, 2021 was 3.3%.
Total interest incurred on long-term debt for the period ended December 31, 2021, amounted to $383,186, and is included in Interest and finance costs (Note 11) in the accompanying combined carve-out statement of comprehensive loss.
7.	Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
•
Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the combined carve-out balance sheet for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

•
Long-term debt: The secured credit facility discussed in Note 6, has a recorded value which is a reasonable estimate of its fair value due to its variable interest rate and is thus considered Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.
8.	Commitments and contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
8.
Commitments and contingencies:(continued)
Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined carve-out financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined carve-out financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
(a)	Commitments under Contracts for BWTS Installation
Five of the Tankco Subsidiaries have entered into a contract to purchase and install BWTS on their tanker vessels. As of December 31, 2021, one of these five tankers, the Wonder Mimosa, had installed and put into use its BWTS whereas the contracted BWTS installations on the remaining four vessels are expected to be concluded during 2022. As of December 31, 2021, it was estimated that the contractual obligations related to these purchases, excluding installation costs, would be on aggregate approximately €2.1 million (or $2.4 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1324 as of December 31, 2021), of which €1.5 million (or $1.7 million) is due in 2022 and €0.6 million (or $0.7 million) is due in 2023. These costs will be capitalized and depreciated over the remainder of the life of each vessel.
(b)	Commitments under long-term lease contracts
The following table sets forth future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on vessels’ commitments to non-cancelable fixed time charter contracts as of December 31, 2021. The calculation does not include any assumed off-hire days.
Twelve-month period ending December 31,	Amount
2022	$2,490,000
Total	$2,490,000
9.	Vessel Revenues:
The following table presents vessel revenues earned by type of contract:
Period ended December 31, 2021
Time charter revenues	9,115,257
Voyage charter revenues	15,002,012
Pool revenues	5,146,999
Total Vessel revenues, net	$29,264,268
The Company generates its revenues from time charters, voyage contracts and pool arrangements.
Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. The Company typically enters into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed above.

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
9.
Vessel Revenues:(continued)
Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage.
The Company employs certain of its vessels into pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement.
As of December 31, 2021, deferred assets and deferred liabilities related to revenue contracts were $25,335 and $547,939, respectively, are presented under ‘Deferred charges’ and ‘Deferred revenue’ (Current) in the accompanying combined carve-out balance sheet and will be recognized in earnings as the performance obligations will be satisfied in 2022.
10.	Vessel Operating and Voyage Expenses:
The amounts in the accompanying combined carve-out statement of comprehensive loss are analyzed as follows:
Voyage expenses	Period ended December 31, 2021
Brokerage commissions	521,052
Brokerage commissions- related party	372,037
Port & other expenses	3,916,046
Bunkers consumption	6,251,624
Gain on bunkers	(1,241)
Total Voyage expenses	$11,059,518
Vessel Operating Expenses	Period ended December 31, 2021
Crew & crew related costs	7,037,784
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	3,166,746
Lubricants	601,049
Insurances	875,873
Tonnage taxes	147,569
Other	532,850
Total Vessel operating expenses	$12,361,871
11.	Interest and Finance Costs:
The amounts in the accompanying combined carve-out statement of comprehensive loss are analyzed as follows:
Period ended December 31, 2021
Interest on long-term debt	$383,186
Amortization of deferred finance charges	94,789
Other finance charges	28,037
Total	$506,012

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
12.	Segment Information:
As a result of the different characteristics of the Aframax/LR2 tanker vessels and the Handysize tanker vessels acquired during 2021, the Company determined that it operates in two reportable segments: (i) the Aframax/LR2 tanker segment and (ii) the Handysize tanker segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. The table below presents information about the Company’s reportable segments as of and for the period ended December 31, 2021. Segment results are evaluated based on income/(loss) from operations.
	Period Ended December 31, 2021
	Aframax/LR2 tanker segment	Handysize tanker segment	Total
- Time charter revenues	$9,115,257	$—	$9,115,257
- Voyage charter revenues	15,002,012	—	15,002,012
- Pool revenues	2,442,144	2,704,855	5,146,999
Vessel revenues, net	$26,559,413	$2,704,855	$29,264,268
Voyage expenses (including charges from related parties)	(11,003,925)	(55,593)	(11,059,518)
Vessel operating expenses	(9,776,724)	(2,585,147)	(12,361,871)
Management fees to related parties	(1,433,950)	(419,900)	(1,853,850)
Depreciation and amortization	(3,087,764)	(746,353)	(3,834,117)
Segments operating income/(loss)	$1,257,050	$(1,102,138)	$154,912
Interest and finance costs			(506,011)
Interest income			652
Foreign exchange gains			15,326
Less: Unallocated corporate general and administrative expenses			(889,096)
Total combined net loss, before taxes			$(1,224,217)
A reconciliation of total segment assets to total assets presented in the accompanying combined carve-out balance sheet of December 31, 2021, is as follows:
As of December 31, 2021
Aframax/LP2 tanker segment	104,953,507
Handysize tanker segment	19,093,379
Total combined assets	$124,046,886
13.	Income Taxes:
The Tankco Subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, and they are not subject to income taxes in the Republic of the Marshall Islands. The Tankco Subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying combined carve-out statement of comprehensive loss.
Pursuant to §883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in

TANKCO SHIPPING INC. PREDECESSOR
NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – unless otherwise stated)
13.
Income Taxes:(continued)
the U.S. (the “Publicly-Traded Test”). Marshall Islands, the jurisdiction where the Tankco Subsidiaries are incorporated, grants an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met.
In the Company’s case, it expects that it would satisfy the Publicly-Traded Test if its common shares represented more than 50% of the voting power of its stock, and it can establish that nonqualified shareholders cannot exercise voting control over the corporation because a qualified shareholder controls the non-traded voting stock. The Company therefore believes its stock structure, when considered by the U.S. Treasury in light of the Publicly-Traded Test enunciated in the regulations, satisfies the intent and purpose of the exemption. Accordingly, the Company intends to take the position that the Company qualifies for the benefits of Section 883.
Because the position stated above is uncertain, the Company has recorded a provision of $206,174 for U.S. source gross transportation income tax in the accompanying combined carve-out statement of comprehensive loss for the period ended December 31, 2021.
14.	Subsequent Events:
(a) Sale of the Wonder Arcturus: On May 9, 2022, Elektra entered into an agreement with an unaffiliated third party for the sale of the Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15,2022. The Company expects to record during the third quarter of 2022 a net gain on the sale of the Wonder Arcturus of approximately $3.7 million, excluding any transaction related costs.
(b) Entry into the Amended and Restated Master Management Agreement: Effective July 1, 2022, Castor entered into an Amended and Restated Master Management Agreement with Castor Ships. Under such agreement, Castor Ships has agreed to provide Castor and the Tankco Subsidiaries with a broad range of management services. In exchange for these services, Castor and the Tankco Subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of Castor’s subsidiaries have agreed to pay Castor Ships a daily fee of $975 per tanker vessel for the provision of commercial and technical ship management services provided under the Ship Management Agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. Castor may also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to Castor’s vessels. The Amended and Restated Master Management Agreement has a term of eight years from the agreement’s effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances. As part of the Spin Off, Tankco will enter into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement.